SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C.20549

                                   FORM 6-K

                        Report of Foreign Private Issuer
                       Pursuant to Rule 13a-16 or 15d-16
                     of the Securities Exchange Act of 1934



                               31 July, 2007


                              LLOYDS TSB GROUP plc
                (Translation of registrant's name into English)


                              5th Floor
                              25 Gresham Street
                              London
                              EC2V 7HN
                              United Kingdom


                    (Address of principal executive offices)



Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F..X..Form 40-F.....


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                               Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________



                                  Index to Exhibits

Item

No. 1 Regulatory News Service Announcement, dated 31 July, 2007 re: Interim Results




                              Lloyds TSB Group plc


                             Results for half-year
                                to 30 June 2007


                                     CONTENTS
                                                                                                          Page

Key operating highlights                                                                                     1
Summary of results                                                                                           2
Profit analysis by division                                                                                  3
Group Chief Executive's statement                                                                            4
Group Finance Director's review of financial performance                                                     7
Summarised segmental analysis                                                                               11
Divisional performance:                                                                                     13
  - UK Retail Banking                                                                                       13
  - Insurance and Investments                                                                               16
  - Wholesale and International Banking                                                                     22
Consolidated interim income statement - statutory                                                           26
Consolidated interim balance sheet - statutory                                                              27
Consolidated interim statement of changes in equity - statutory                                             28
Condensed consolidated interim cash flow statement - statutory                                              29
Condensed segmental analysis - statutory                                                                    30
Notes                                                                                                       32
Contacts for further information                                                                            50



FORWARD LOOKING STATEMENTS



This announcement contains forward looking statements with respect to the business, strategy and plans of the Lloyds TSB Group, its current goals and expectations relating to its future financial condition and performance. By their nature, forward looking statements involve risk and uncertainty because they relate to events and depend on circumstances that will occur in the future. The Group's actual future results may differ materially from the results expressed or implied in these forward looking statements as a result of a variety of factors, including UK domestic and global economic and business conditions, risks concerning borrower credit quality, market related risks such as interest rate risk and exchange rate risk in its banking business and equity risk in its insurance businesses, changing demographic trends, unexpected changes to regulation, the policies and actions of governmental and regulatory authorities in the UK or jurisdictions outside the UK, including other European countries and the US, changes in customer preferences, competition and other factors. Please refer to the latest Annual Report on Form 20-F filed with the US Securities and Exchange Commission for a discussion of such factors. The forward looking statements contained in this announcement are made as at the date of this announcement, and the Group undertakes no obligation to update any of its forward looking statements.





KEY OPERATING HIGHLIGHTS



Unless otherwise stated the analysis throughout this document compares the half-year to 30 June 2007 with the half-year to 30 June 2006 and excludes the impact of volatility (page 34, note 2).



"I am delighted to report that the Group has again delivered an excellent trading performance, with broad based revenue and earnings growth. Each division has delivered a strong increase in profit before tax, building on the demonstrable progress made in recent years.



The Board is increasingly confident in the Group's earnings prospects for 2007 and beyond and, as a result, has decided to increase the interim dividend by 5 per cent to 11.2p per share."



                                                                Sir Victor Blank

                                                                        Chairman



- Accelerating profit momentum with improved returns: profit before tax up 15 per cent to GBP2,010 million, whilst post-tax return on equity increased to 27.0 per cent. All divisions showing strong profit growth. Statutory profit before tax increased by 12 per cent to GBP1,993 million.

- Improved income growth. Income growth of 9 per cent reflected strong performances from all divisions.

- Excellent cost management. Cost growth of 6 per cent, delivering wide positive jaws. Significant cost:income ratio improvement. Groupwide productivity improvement programme remains on track to deliver substantial further benefits.

- Satisfactory credit quality. Strong corporate asset quality continues; retail impairment charge broadly flat. Group impairment charge as a percentage of average lending down.

-  Strong capital management.  Robust capital ratios maintained.

- Interim dividend increased by 5 per cent. First increase for five years.

- Excellent income momentum in UK Retail Banking. Overall product sales up 16 per cent, with 23 per cent growth in the branch network. Income up 6 per cent with profit before tax increasing by 13 per cent.

- Continued strong performance in Scottish Widows with an 8 per cent increase in new business sales. Insurance and Investments profit before tax, adjusting for the impact of surplus capital repatriation and insurance grossing, increased by 11 per cent.

-  Continued strong trading momentum in Wholesale and International
Banking driven by a 26 per cent increase in Corporate Markets income. Income growth of 10 per cent exceeded cost growth of 5 per cent; profit before tax increased by 12 per cent.


                               SUMMARY OF RESULTS


                                             Half-year to Half-year to               Half-year to
                                                  30 June      30 June                31 December
                                                     2007         2006        Change         2006
                                                     GBPm         GBPm             %         GBPm
Results - statutory
Total income, net of insurance claims               5,590        5,189             8        5,915
Operating expenses                                  2,760        2,610            (6)       2,691
Trading surplus                                     2,830        2,579            10        3,224
Impairment losses on loans and advances               837          800            (5)         755
Profit before tax                                   1,993        1,779            12        2,469
Economic profit (page 42, note 14)                  1,027          749            37        1,106
Profit attributable to equity shareholders          1,540        1,214            27        1,589
Earnings per share (page 43, note 15)                27.3p        21.7p           26        28.2p
Post-tax return on average shareholders'             27.0%        23.5%                      29.6%
equity

Results - excluding volatility*

Total income, net of insurance claims               5,607        5,160             9        5,534
Operating expenses                                  2,760        2,610            (6)       2,819
Trading surplus                                     2,847        2,550            12        2,715
Impairment losses on loans and advances               837          800            (5)         755
Profit before tax                                   2,010        1,750            15        1,960
Economic profit                                     1,008          772            31          918
Earnings per share                                  26.9p        22.1p            22        24.8p
Post-tax return on average shareholders'            27.0%        24.0%                      26.2%
equity
Post-tax return on average risk-weighted            1.93%        1.66%                      1.78%
assets


Shareholder value
Closing market price per share (period end)          556p       531.5p             5       571.5p
Total market value of shareholders' equity      GBP31.4bn    GBP29.9bn             5    GBP32.2bn
Proposed dividend per share (page 49, note          11.2p        10.7p             5        23.5p
20)

                                                  30 June      30 June        Change  31 December
                                                     2007         2006                       2006
                                                     GBPm         GBPm                       GBPm
Balance sheet                                                                      %
Shareholders' equity                               11,373       10,157            12       11,155
Net assets per share (pence)                          199          178            12          195
Total assets                                      353,095      325,767             8      343,598
Loans and advances to customers                   200,181      182,157            10      188,285
Customer deposits                                 144,654      136,465             6      139,342

Risk asset ratios
Total capital                                       10.4%        10.3%                      10.7%
Tier 1 capital                                       8.1%         7.4%                       8.2%

*results for the half-year to 31 December 2006 also exclude the GBP128 million pension schemes related credit.

PROFIT ANALYSIS BY DIVISION


                                                  Half-year to  Half-year to                  Half-year to
                                                       30 June       30 June                   31 December
                                                          2007          2006          Change          2006
                                                          GBPm          GBPm               %          GBPm


UK Retail Banking (page 13)

- Before settlement of overdraft claims                    839           713              18           836
- Settlement of overdraft claims                           (36)            -                             -
                                                           803           713              13           836



Insurance and Investments (page 16)                        499           466               7           507


Wholesale and International Banking (page 22)              863           768              12           872


Central group items

- Before pension schemes related credit                   (155)         (197)                         (255)
- Pension schemes related credit                             -             -                           128
                                                          (155)         (197)                         (127)
Profit before tax - excluding volatility                 2,010         1,750              15         2,088
Volatility (page 34, note 2)
- Insurance                                                 41           (61)                          145
- Policyholder interests                                   (58)           90                           236
Profit before tax                                        1,993         1,779              12         2,469
Taxation                                                  (433)         (543)                         (798)
Profit for the period                                    1,560         1,236              26         1,671

Profit attributable to minority interests                   20            22                            82
Profit attributable to equity shareholders               1,540         1,214              27         1,589
Profit for the period                                    1,560         1,236              26         1,671


                       GROUP CHIEF EXECUTIVE'S STATEMENT



During the first half of 2007, the Group has continued to make strong progress and we have again delivered good growth and high returns. We are reporting a growth in profits of 15 per cent, excluding volatility, and have achieved a 27 per cent return on equity, as we continue the successful realisation of our growth strategy.



Over the last few years, the Group has established good earnings momentum, and this has been clearly evident in our recent results. We have delivered improved levels of revenue growth, whilst continuing to enhance our productivity and this is creating increased capacity for investment in building the business. Our capital management is strong and the Group's capital ratios remain robust.



As a result of its increasing confidence in the Group's future earnings performance, the Board has decided to increase the 2007 interim dividend by 5 per cent to 11.2p per share. Going forward, the Board expects to grow the dividend, whilst continuing to build dividend cover.



As I have stated previously, when developing our strategy, we identified that our best opportunity was to grow our business by realising the considerable potential within our existing franchises. We also believed there were significant opportunities to improve our productivity, and we could better manage our capital to fund our growth. By making progress against these opportunities, we could accelerate the levels of earnings growth from our core businesses and maintain our high returns. Our results over the past several periods, and especially during the first half of the year, validate that we are working on the right strategy, confirm that the core processes are in place and give us greater confidence for the future.



Our business model is based on developing deep, long-lasting relationships with our customers that allow us to generate a sustainable flow of high quality earnings. Our commitment to customers is reflected not only in our improved levels of customer satisfaction over the past several years and the development of a range of new customer offers, but also in the way we seek to make a real difference to customers. For instance, during the recent severe flooding in the UK, our staff have worked proactively with customers to help and reassure them during what has been a particularly challenging period.



In the past few years, the Group has delivered a consistently improving performance, whilst maintaining our strong returns. In the first half of 2007, we have made further progress against our objectives and, excluding volatility, profit before tax rose by 15 per cent, whilst economic profit rose by 31 per cent. The performance was underpinned by an improved rate of income growth, which rose to 9 per cent. Costs were again well controlled, up 6 per cent, supporting good levels of business investment, and this led to an increase in the trading surplus of 12 per cent. Asset quality remains in very good shape.



We have a long standing track record of improving the Group's efficiency and I am pleased that we have again made further progress as the cost:income ratio, excluding volatility and the settlement of overdraft claims, improved to 48.6 per cent, from 50.6 per cent in the first half of 2006. We are achieving this through the delivery of Groupwide initiatives such as centralising operations in Group Manufacturing, applying Lean and Sigma techniques to all our processes, and we are getting much smarter at leveraging our scale to reduce our procurement costs. The efficiency benefits are creating greater capacity for investment to underpin our future success.

We have further enhanced our capital management programmes in support of our business objectives. Our redirection of capital towards more profitable business and asset distribution initiatives are successfully supporting our Wholesale growth strategy, and we have continued our mortgage securitisation programme. We are managing our capital within Scottish Widows more effectively and, in addition to the GBP0.6 billion repatriated in the first half of 2007, we expect to identify further opportunities to repatriate additional capital.



The level of income and profit growth across each of the three operating divisions indicates that we have made good progress in building stronger relationships with our customers. This is also reflected in the improved customer satisfaction scores, the stronger level of new customer recruitment to the Group, and the good sales growth as we are able to satisfy more of our customers' financial services needs.



In the Retail Bank, profit before tax grew by 13 per cent, underpinned by 6 per cent growth in income. Costs continue to be well managed, rising just 2 per cent before the impact of the settlement of overdraft claims, and this allowed us to deliver good positive jaws. Our focus on improving the quality of our new lending, enhancements to our collections processes and better than assumed recoveries, has resulted in the charge for impairments falling by 1 per cent.



The Retail Bank has made substantial progress against its objectives this year. We continue to focus on improving the quality of service received by our customers, across all our distribution channels, and we are further extending the range of products and services we offer. During 2007, we introduced a number of innovative offerings, including the extension of our Added Value Account range and the more recent launch of our Duo credit cards.



We have had considerable success in our efforts to build the retail franchise, and saw good growth in both assets, up 7 per cent, and liabilities, up 8 per cent. This was underpinned by excellent results in our leading indicators, such as the increase in current account openings, up 25 per cent, and the growth in sales volumes of 16 per cent, as we seek to win a greater share of our customers' financial services spend.



In Insurance and Investments, profit before tax, adjusted for the impact of surplus capital repatriation and excluding volatility and insurance grossing, rose by 11 per cent and this was driven by income growth of 8 per cent. We have continued to invest in sales and service platforms and, thanks to continued productivity improvements, the cost increase was maintained at 4 per cent, which again allowed us to deliver wide positive jaws.



One of the major successes of this business has been its relationship with the distribution arms of the Retail Bank and Commercial Banking. In recent years, we have delivered strong growth in Scottish Widows sales to our franchise customers and this year I am again pleased that we are reporting a further increase of 16 per cent in our sales of bancassurance products. In the IFA channel, sales increased by 1 per cent, following record sales levels in the first half of last year.



As a result of our continued focus on managing the efficient use of capital in the business, we saw a further improvement in the new business margin as we continued to develop more capital efficient products to meet the needs of our customers. Scottish Widows remains well capitalised, notwithstanding the payment of more than GBP2.3 billion of dividends to Group over the past three years.

Wholesale and International Banking delivered another strong performance, with income up 10 per cent and profit before tax up 12 per cent, as we continue to build our key businesses: Corporate Markets and Commercial Banking. We continue to invest for future growth in both these areas and notwithstanding the 5 per cent increase in costs, we again delivered positive jaws. We maintain robust management controls over our asset portfolio, and wholesale asset quality remains strong.



Our Corporate Markets business continues to perform very strongly and delivered a 23 per cent improvement in profit before tax. We have continued to invest in this business in recent years, to allow us to develop the services and product range for our Corporate Banking clients, and this was rewarded with a 26 per cent increase in income, a significant (32 per cent) increase in cross-sales income and strong growth from Lloyds TSB Development Capital. We will be sustaining this investment programme to ensure we can meet more of our customers' needs and to build on the broader revenue streams that have been established. We were once again delighted to be named the CBI Corporate Bank of the Year, for the third year in succession, and we were recently named best UK Bank in the Euromoney Awards.



The Commercial Banking performance was also strong, with profit before tax increasing by 11 per cent, reflecting increased business volumes. We continue to attract new customers, cementing our market-leading position in the start-up market and, in addition, we continue to attract higher numbers of the valuable switcher accounts from competitors. The recent restructuring brought Commercial Finance, our factoring and invoice discounting unit, into the business and this is now providing a co-ordinated market-leading approach for our customers.




Whilst we have made considerable progress in building the business in recent years, we also recognise that part of our success depends on the strength of the communities in which we operate. The Group has a long-established corporate responsibility programme, which incorporates the Lloyds TSB Foundations. The Foundations make a substantial difference to the many thousands of people they support through their donations, and in 2007 they received some GBP37 million from the Group to continue their work.



In March of this year, the Group was also delighted to announce it was to be the official banking and insurance partner to the London 2012 Olympic Games. This marks a major sponsorship programme for the Group and will provide substantial business opportunities for us, working with communities throughout the country, in the lead up to the Games.



Summary

Lloyds TSB has a clear objective of developing strong customer franchises which we will successfully grow in the coming years by providing great value for our customers, and that in turn will allow us to deliver strong returns to our shareholders.



By putting the processes that support the business model in place, we are delivering improved results in the face of a more difficult operating environment. When taken together with our advances in areas such as risk management, our customer data analysis and the development of our people, we are building a framework to allow us to deliver higher performance both now and over the longer term.



Finally, let me again take this opportunity to express my sincere thanks to all our staff throughout the Group, who continue to deliver for our customers. Their commitment to our success is key to the Group, and our growing reputation reflects very strongly their wonderful contribution.



J Eric Daniels

Group Chief Executive

            GROUP FINANCE DIRECTOR'S REVIEW OF FINANCIAL PERFORMANCE



In the first half of 2007 the Group delivered a strong performance. Statutory profit before tax was GBP1,993 million, an increase of GBP214 million, or 12 per cent. Profit attributable to equity shareholders increased by GBP326 million, or 27 per cent, to GBP1,540 million and earnings per share increased by 26 per cent to 27.3p. Economic profit increased by 37 per cent to GBP1,027 million, and the post-tax return on equity improved from 23.5 per cent to 27.0 per cent.



Accelerating earnings momentum

Profit before tax, excluding volatility, increased by GBP260 million, or 15 per cent, to GBP2,010 million, underpinned by strong profit momentum in all divisions, and notwithstanding the impact of a GBP28 million impairment charge relating to a change in the rate of corporation tax and a GBP36 million cost relating to the settlement of overdraft claims. An improved rate of revenue growth of 9 per cent exceeded cost growth of 6 per cent, with each division delivering stronger half-on-half revenue growth than cost growth. Earnings per share, excluding volatility, increased by 22 per cent to 26.9p and economic profit increased by 31 per cent to GBP1,008 million. Capital efficiency continued to improve throughout the Group, resulting in the post-tax return on average shareholders' equity increasing to 27.0 per cent, and the post-tax return on average risk-weighted assets increasing to 1.93 per cent, from 1.66 per cent. In our Insurance business, the post-tax return on embedded value, on an EEV basis, increased to 10.7 per cent, from 9.5 per cent.



Improved rate of income growth

Overall income growth of 9 per cent, excluding volatility, reflects a significant improvement on recent reporting periods and good progress in delivering our divisional strategies of increasing income from both new and existing customers, with good growth in both assets and liabilities, as well as significant increases in other income. Excluding the impact of insurance grossing adjustments, income increased by 8 per cent to GBP5,585 million.



Group net interest income, excluding volatility and insurance grossing, increased by GBP53 million. Strong levels of customer lending growth in Commercial Banking and Corporate Markets, and good growth in mortgages and retail deposits, more than offset lower unsecured personal lending balances. Total assets increased by 8 per cent to GBP353 billion, with a 10 per cent increase in loans and advances to customers. Customer deposits increased by 6 per cent to GBP145 billion, supported in particular by good growth in savings balances in the retail bank.



The net interest margin from our banking businesses (page 36, note 4) decreased by 16 basis points, to 2.87 per cent. Stronger growth in finer margin mortgages and a reduction in wider margin unsecured consumer lending contributed to a negative mix effect which accounted for 7 basis points of the margin decline, and funding costs accounted for 2 basis points. Overall product margins were 7 basis points lower, largely reflecting competitive pressures in the mortgage and asset finance businesses and a move to finer margin secured lending in Commercial Banking, which were partly offset by an increase in retail savings margins.



Other income, net of insurance claims and excluding volatility and insurance grossing, increased significantly, by GBP380 million, or 16 per cent, to GBP2,773 million. This reflected an improvement in fees and commissions receivable as a result of strong growth in added value current accounts, and higher insurance commissions in the retail bank. In addition, particularly strong growth was achieved in cross-selling income from sales and structuring, and debt capital markets activities within Corporate Markets, which supported a 33 per cent increase in Corporate Markets other income.

General insurance weather related claims increased by GBP57 million, of which GBP45 million related to severe flooding in the UK in June 2007. Further severe flooding in the UK during July 2007 is likely to result in additional exceptional claims in the second half of 2007 (page 21).



In addition to reporting under IFRS, the Group provides supplemental financial information relating to Scottish Widows on a European Embedded Value (EEV) basis. We believe that EEV represents the most appropriate measure of long-term value creation in life assurance and investment businesses. On an IFRS basis, Scottish Widows' 2007 first half profit before tax, excluding volatility, totalled GBP419 million, whilst on an EEV basis profit before tax, excluding volatility, was GBP482 million. Similarly, the embedded value on an IFRS basis at 30 June 2007 was GBP5,165 million, compared to embedded value on an EEV basis of GBP6,362 million.



Excellent cost management

The Group continues to make significant investment in improving processing efficiency, the benefits of which are seen in a strong cost performance. During the first half of 2007, operating expenses increased by 6 per cent to GBP2,760 million. However, excluding the settlement of overdraft claims, costs rose by 4 per cent. Over the last 12 months, staff numbers have fallen by 2,251 (3 per cent) to 66,012, largely as a result of greater efficiency in back office processing centres. These improvements in operational effectiveness have resulted in a Group cost:income ratio, excluding volatility and the impact of the settlement of overdraft claims, which is 2.0 percentage points lower at 48.6 per cent.



The Group's programme of productivity initiatives has continued to deliver significant benefits. In the first half of the year the programme delivered net benefits of GBP72 million, with gross benefits of GBP114 million and reinvestment in further programme initiatives of GBP42 million. The Group remains on track to deliver net annual benefits of approximately GBP125 million in 2007, and GBP250 million in 2008.



Along with a number of other UK banks, during the first half of 2007 the Group has experienced a number of customer claims for the repayment of overdraft fees. On 27 July, a number of banks, together with the Office of Fair Trading (OFT), asked the UK High Court to clarify the legal position regarding these fees. It is unclear how long the case will last but, in the meanwhile, the handling of customer complaints on this issue has been suspended pending a decision by the court. The first half results include a charge of GBP36 million relating to the settlement of claims during the first half of the year, together with related costs.



Satisfactory asset quality

Impairment losses on loans and advances increased by 5 per cent to GBP837 million. Our impairment charge expressed as a percentage of average lending was
0.84 per cent, compared to 0.88 per cent in the first half of last year (page 39, note 9). Impaired assets were broadly unchanged at GBP4,049 million, and now represent 2.0 per cent of total lending, down from 2.1 per cent at 30 June 2006.



In UK Retail Banking, impairment losses on loans and advances decreased by GBP5
million, or 1 per cent, to GBP627 million.   During the first half of 2007, we
have seen a reduction in the level of customer insolvencies, improvements in the Group's collections procedures and better than assumed recoveries. The quality of new unsecured lending has continued to be strong and our arrears and delinquency trends have remained satisfactory. In addition, the asset quality in our mortgage portfolio has remained excellent. The retail impairment charge for 2007 is currently expected to be no higher than that in 2006.

The Wholesale and International Banking charge for impairment losses on loans and advances increased by GBP51 million to GBP210 million, including a one-off charge of GBP28 million relating to the impact of the 2007 Finance Act on the Group's leasing business and, as expected, lower levels of releases and recoveries in Corporate Markets and Commercial Banking. Overall asset quality remains strong and the level of new corporate provisions remains at a low level.



Strong capital management disciplines

At the end of June 2007, the total capital ratio was 10.4 per cent and the tier 1 ratio was 8.1 per cent. During the half-year, risk-weighted assets increased by 3 per cent to GBP161 billion, as strong growth in our mortgage and Corporate Markets businesses was partly offset by the impact of the Group's securitisation programme, which reduced risk-weighted assets by GBP1.9 billion.



Scottish Widows remains strongly capitalised and, at the end of June 2007, the working capital ratio of the Scottish Widows Long Term Fund was an estimated
19.1 per cent (page 43, note 16). In the first half of 2007, further capital repatriation totalling GBP0.6 billion was made to the Group, bringing the total capital repatriation since the beginning of 2005 to GBP2.3 billion. We continue to examine opportunities to improve our capital efficiency and have work under way that we believe will allow Scottish Widows to further repatriate in excess of GBP1 billion capital to the Group, whilst maintaining a strong capital position.



The Group has continued to make good progress in its preparations for the introduction of Basel II and we plan to move to the Internal Ratings Based approach from January 2008. Our final regulatory capital assessment is not expected until the fourth quarter of 2007, however we expect to maintain satisfactory capital ratios throughout the transition. No deduction of investments in insurance subsidiaries is expected to be made from tier 1 capital until at least 2012.



During the first half of the year, the Group's pension schemes accounting deficit reduced by GBP130 million, to GBP2,332 million, as cash contributions to the Group's defined benefit schemes exceeded the regular cost. A review of the position at 30 June 2007 in the Group's two principal pension schemes, which will be formally updated at the year-end, has indicated that the deficit had reduced by approximately GBP1.6 billion since 31 December 2006 before taking into account the effect of the IAS19 corridor approach, largely reflecting the impact of rising corporate bond yields. This is not reflected in the Group's half-year results.



Impact of 2007 Finance Act

The effective tax rate of the Group, excluding policyholder and OEIC interests and the impact of a tax credit arising from the UK corporation tax rate change, was 28.3 per cent (page 48, note 19). The 2007 Finance Act reduction in corporation tax rate from 30 per cent to 28 per cent resulted in a one-off impairment charge of GBP28 million before tax, relating to a reduction in future rental income within the Group's leasing business. In addition, the Group's deferred tax liabilities have reduced, resulting in a credit to the Group's tax charge of GBP89 million. The net impact of these items has been to increase earnings attributable to shareholders by GBP70 million during the first half of the year.



Sale of Lloyds TSB Registrars

In May 2007, Lloyds TSB agreed the sale of the business and assets of Lloyds TSB Registrars to Advent International for a total cash consideration of GBP550 million, subject to completion and other adjustments. The transaction is expected to be completed in the second half of 2007 and remains subject to regulatory approval. Subject to completion and other adjustments, it is expected that a profit before tax of circa GBP440 million (tax: nil) will be recognised in the income statement of Lloyds TSB Group for the year ending 31 December 2007.

Delivering accelerated earnings momentum, whilst improving profitability and returns

For the first time in recent years, the Group has delivered double-digit growth in profit before tax, earnings per share and economic profit. This is a very strong performance, in what has been a competitive environment, and is driven by an improved rate of revenue growth, excellent cost management and satisfactory asset quality. Encouragingly, this growth has not come at the expense of returns as the Group has substantially improved both its return on equity and return on risk-weighted assets. As a result, we expect 2007 to be another good year for the Group.











Helen A Weir

Group Finance Director

                         SUMMARISED SEGMENTAL ANALYSIS


Half-year to                                          Wholesale                   Group
30 June 2007                      UK    Insurance           and     Central   excluding
                              Retail          and International       group   insurance   Insurance
                             Banking Investments**      Banking       items    gross up  gross up**       Group
                                GBPm         GBPm          GBPm        GBPm        GBPm        GBPm        GBPm

Net interest income            1,844           27         1,275        (334)      2,812         126       2,938
Other income                     883          937           923         182       2,925       3,865       6,790
Total income                   2,727          964         2,198        (152)      5,737       3,991       9,728
Insurance claims                   -         (152)            -           -        (152)     (3,969)     (4,121)
Total income, net of           2,727          812         2,198        (152)      5,585          22       5,607
insurance claims
Operating expenses            (1,297)        (325)       (1,125)         (3)     (2,750)        (10)     (2,760)
Trading surplus (deficit)      1,430          487         1,073        (155)      2,835          12       2,847
Impairment losses on loans      (627)           -          (210)          -        (837)          -        (837)
and advances

Profit (loss) before tax*        803          487           863        (155)      1,998          12       2,010
Volatility
- Insurance                        -           41             -           -          41           -          41
- Policyholder interests           -            -             -           -           -         (58)        (58)
Profit (loss) before tax         803          528           863        (155)      2,039         (46)      1,993




Half-year to
30 June 2006

Net interest income            1,794           28       1,194         (257)      2,759          35       2,794
Other income                     783          832         805           68       2,488       2,517       5,005
Total income                   2,577          860       1,999         (189)      5,247       2,552       7,799
Insurance claims                   -          (95)          -            -         (95)     (2,544)     (2,639)
Total income, net of           2,577          765       1,999         (189)      5,152           8       5,160
insurance claims
Operating expenses            (1,232)        (312)     (1,072)           1      (2,615)          5      (2,610)
Trading surplus (deficit)      1,345          453         927         (188)      2,537          13       2,550
Impairment losses on loans      (632)           -        (159)          (9)      (800)           -        (800)
and advances

Profit (loss) before tax*        713          453         768         (197)      1,737          13       1,750
Volatility
- Insurance                        -         (61)           -            -         (61)          -         (61)
- Policyholder interests           -            -           -            -           -          90          90
Profit (loss) before tax         713          392         768         (197)      1,676         103       1,779



* excluding volatility.

**the Group's income statement includes income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders. In order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown within a separate column in the segmental analysis above.


Half-year to                                          Wholesale                   Group
31 December 2006                  UK    Insurance           and     Central   excluding
                              Retail          and International       group   insurance   Insurance
                             Banking Investments**      Banking       items    gross up  gross up**       Group
                                GBPm         GBPm          GBPm        GBPm        GBPm        GBPm        GBPm

Net interest income            1,848           28         1,191        (336)      2,731          43       2,774
Other income                     838          908         1,022         133       2,901       5,789       8,690
Total income                   2,686          936         2,213        (203)      5,632       5,832      11,464
Insurance claims                   -         (105)            -           -        (105)     (5,825)     (5,930)
Total income, net of           2,686           831        2,213        (203)      5,527           7       5,534
insurance claims
Operating expenses            (1,244)        (334)       (1,192)        (52)     (2,822)          3      (2,819)
Trading surplus (deficit)      1,442          497         1,021        (255)      2,705          10       2,715
Impairment losses on loans      (606)           -          (149)          -        (755)          -        (755)
and advances
Profit (loss) before tax+        836          497           872        (255)      1,950          10       1,960
Pension schemes related            -            -             -         128         128           -         128
credit
Profit (loss) before tax*        836          497           872        (127)      2,078          10       2,088

Volatility
- Insurance                        -          145             -           -         145           -         145
- Policyholder interests           -            -             -           -           -         236         236
Profit (loss) before tax         836          642           872        (127)      2,223         246       2,469



* excluding volatility.  +also excludes pension schemes related credit.

**the Group's income statement includes income and expenditure which are attributable to the policyholders of the Group's long-term assurance funds. These items have no impact upon the profit attributable to equity shareholders. In order to provide a clearer representation of the underlying trends within the Insurance and Investments segment, these items are shown within a separate column in the segmental analysis above.

                             DIVISIONAL PERFORMANCE



UK RETAIL BANKING


                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2007          2006          Change          2006
                                                             GBPm          GBPm               %          GBPm
Net interest income                                         1,844         1,794               3         1,848
Other income                                                  883           783              13           838
Total income                                                2,727         2,577               6         2,686
Operating expenses
- Before settlement of overdraft claims                    (1,261)       (1,232)             (2)       (1,244)
- Settlement of overdraft claims                              (36)            -                             -
                                                           (1,297)       (1,232)             (5)       (1,244)
Trading surplus                                             1,430         1,345               6         1,442
Impairment losses on loans and advances                      (627)         (632)              1          (606)
Profit before tax                                             803           713              13           836

Cost:income ratio, excluding settlement of overdraft        46.2%         47.8%                         46.3%
claims
Post-tax return on average risk-weighted assets             1.89%         1.65%                         1.87%

Total assets                                             GBP112.7bn      GBP105.7bn               7      GBP108.4bn
Risk-weighted assets                                      GBP59.6bn       GBP61.6bn              (3)      GBP59.1bn
Customer deposits                                         GBP78.0bn       GBP72.5bn               8       GBP75.7bn


Key highlights

- Strong income momentum, up 6 per cent, supporting 13 per cent growth in profit before tax. Excluding the settlement of overdraft claims, profit before tax increased by 18 per cent to GBP839 million.

- Strong sales growth with overall sales up 16 per cent, with 23 per cent growth in the branch network.

- Further good progress in growing the current account customer franchise, with a 25 per cent increase in current account recruitment, including a 73 per cent increase in new added value current accounts.

- Excellent cost management, with a clear focus on improving processing efficiency and service quality. Excluding the impact of the settlement of overdraft claims, operating expenses increased by 2 per cent and there was a substantial improvement in the cost:income ratio.

- The quality of new lending continues to be strong. Impairment charge broadly flat. The retail impairment charge for 2007 is currently expected to be no higher than that in 2006.

- Improved return on risk-weighted assets, reflecting the impact of double-digit profit growth and a reduction in risk-weighted assets following mortgage securitisations.

Profit before tax from UK Retail Banking increased by GBP90 million, or 13 per cent, to GBP803 million, reflecting strong levels of franchise growth, excellent cost management and a broadly flat impairment charge. Total income increased by GBP150 million, or 6 per cent, supported by higher income from current accounts, savings and personal lending, whilst costs remain well controlled. Excluding the settlement of overdraft claims, profit before tax increased by 18 per cent to GBP839 million.



The adverse mix effect of stronger growth in finer margin mortgages and a reduction in wider margin unsecured personal lending led to an overall reduction in the division's net interest margin. Product margins also fell slightly reflecting competitive pressures in the mortgage business which more than offset an increase in retail savings margins.



Operating expenses remained well controlled, increasing by 2 per cent, excluding the settlement of overdraft claims. Significant improvements have been made in the rationalisation of back office operations to improve efficiency and we continue to increase the proportion of front office to back office staff in the branch network.



During the first half of 2007, UK Retail Banking has made substantial progress in each of its key strategic priorities: growing income from its existing customer base; expanding its customer franchise; and improving productivity and efficiency. In each of these areas, a key focus has been on improving sales of recurring income products, such as savings and bancassurance products which, combined with higher lending related income, has supported the accelerating rate of revenue growth.



Growing income from the customer base

Overall sales increased by 16 per cent, with improvements over a broad range of products, particularly current accounts, bank savings and bancassurance products. This improved sales growth has benefited from higher levels of new product innovation over the last twelve months with the successful launch, for example, of a number of enhanced savings products, an improved range of added value current accounts and the introduction of the innovative Lloyds TSB Duo credit card offer. Customer deposits have increased by 8 per cent over the last 12 months, with strong progress in growing our bank savings and wealth management deposit balances.


                                                          30 June       30 June                   31 December
                                                             2007          2006          Change          2006
Current account and savings balances                         GBPm          GBPm               %          GBPm

Bank savings                                               38,062        34,181              11        36,417
C&G deposits                                               14,502        14,151               2        14,621
Wealth management                                           4,737         4,014              18         4,402
UKRB savings                                               57,301        52,346               9        55,440
Current accounts                                           20,684        20,115               3        20,221
Total customer deposits                                    77,985        72,461               8        75,661



The Group has delivered good levels of growth in the mortgage business, focusing on prime mortgage business and seeking to maintain economic returns in what continues to be a fiercely competitive market. Gross new mortgage lending for the Group totalled GBP16.0 billion (2006 first half: GBP13.0 billion). Mortgage balances outstanding increased by 9 per cent to GBP100.1 billion and net new lending totalled GBP4.8 billion, resulting in a market share of net new lending of approximately 8.9 per cent, broadly in line with our stock position.

In unsecured consumer lending, tightened credit criteria over the last two years, together with the slowdown in consumer demand, has led to unsecured consumer credit balances falling slightly during the half-year. Personal loan balances outstanding at 30 June 2007 were flat at GBP11.1 billion, and credit card balances totalled GBP6.6 billion, a decrease of 7 per cent, although these balances showed signs of stabilisation during the second quarter of 2007.



Expanding the customer franchise

In addition to the strong growth in product sales from existing customers, the Group has continued to make progress in expanding its customer franchise. Current account recruitment increased by 25 per cent, compared with the first half of last year, supported by the new range of added value current accounts, in particular the Silver Account focusing on foreign nationals.



Wealth Management continues to make good progress with its expansion plans, and over 240 advisers have now been trained on an improved wealth management offer comprising private banking, open architecture portfolio management, retirement planning, insurance and estate planning services. In the first half of 2007, total new assets under management increased by 15 per cent and wealth management banking deposits grew by 18 per cent.



In June 2007, the Group launched the Lloyds TSB AirMiles Duo account - a new, innovative and exclusive credit card that offers a 'two in one' easy to manage account, with one PIN, one statement and two cards - an American Express and a MasterCard on which customers can earn AirMiles. The initial demand for this new product has been extremely strong. By the middle of July, approximately 140,000 applications had been received from a generally more transactional, high quality, customer segment.



Improving productivity and efficiency

We have continued to make significant progress in reducing levels of administration and processing work carried out in branches and, as a result, we have increased the number of dedicated customer facing branch network staff by some 4,000 over the last twelve months. Over the last 2 years, branch network staff time spent on back office administration work has reduced from approximately 35 per cent to around 5 per cent. This has enabled us to increase our focus on meeting our customers' needs and has supported the substantially improved branch network sales productivity and service efforts. These improvements have led to the retail banking cost:income ratio, excluding the impact of the settlement of overdraft claims, improving to 46.2 per cent, from
47.8 per cent last year.



Impairment levels slightly decreased

Impairment losses on loans and advances decreased by GBP5 million, or 1 per cent, to GBP627 million, largely reflecting a reduction in the level of customer insolvencies and the strong quality of new lending. In addition, collections procedures continue to improve and we achieved better than assumed recoveries. The impairment charge as a percentage of average lending improved to 1.15 per cent, compared to 1.23 per cent in the first half of last year. Over 99 per cent of new personal loans and over 80 per cent of new credit cards sold during the first half of 2007 were to existing customers, where the Group has a better understanding of an individual customer's total financial position. Mortgage credit quality remains good and, as a result, the impairment charge fell by GBP1 million to GBP5 million. Arrears in the mortgage business have also fallen during the first half of the year. In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 44 per cent, and the average loan-to-value ratio for new mortgages and further advances written during the first half of 2007 was 63 per cent. Whilst customer insolvency and interest rate trends remain key factors in the outlook for retail impairment, the retail impairment charge for 2007 is currently expected to be no higher than that in 2006.

                           INSURANCE AND INVESTMENTS


                                                 Half-year to   Half-year to                   Half-year to
                                                      30 June        30 June                    31 December
Excluding volatility                                     2007           2006          Change           2006
                                                         GBPm           GBPm               %           GBPm
Net interest income                                        27             28              (4)            28
Other income                                              937            832              13            908
Total income                                              964            860              12            936
Insurance claims                                         (152)           (95)            (60)          (105)
Total income, net of insurance claims                     812            765               6            831
Operating expenses                                       (325)          (312)             (4)          (334)
Insurance grossing adjustment (page 11)                    12             13                             10
Profit before tax                                         499            466               7            507



Profit before tax analysis
Life, pensions and OEICs
New business profit - life and pensions                    80             71              13            100
New business profit - OEICs                               (12)           (12)              -            (12)
Existing business                                         248            188              32            196
Expected return on shareholders' net assets               103             73              41             67
Impact of surplus capital repatriation                      -             15                             15
                                                          419            335              25            366
General insurance                                          59            114             (48)           129
Scottish Widows Investment Partnership                     21             17              24             12
Profit before tax                                         499            466               7            507


Present value of new business premiums (PVNBP)          5,372          4,969               8          4,771
PVNBP new business margin (EEV basis)                    3.4%           3.3%                           3.8%
Post-tax return on embedded value                       10.7%           9.5%                           9.1%

(EEV basis, page 46, note 17)



Key highlights

- Strong profit performance. Profit before tax increased by 7 per cent to GBP499 million. Adjusting for the impact of surplus capital repatriation, profit before tax increased by 11 per cent.

- Good income growth. Income, net of insurance claims and adjusting for the impact of surplus capital repatriation, increased by 8 per cent, exceeding cost growth of 4 per cent.

- Good sales performance. 8 per cent increase in Scottish Widows' present value of new business premiums. Strong progress in increasing bancassurance sales, up 16 per cent, with a good performance in the sale of protection products.

- Strong new business profitability. On an EEV basis, life, pensions and OEICs new business profit in Scottish Widows increased by 9 per cent and the post-tax return on embedded value increased to 10.7 per cent. New business margin remained robust at 3.4 per cent.

-  Strong capital position of Scottish Widows maintained.  Scottish
Widows continues to deliver improving capital efficiency and self-financing growth, and a further GBP0.6 billion of capital was repatriated to the Group in the first half of 2007.

- Increased weather related claims of GBP57 million, GBP45 million relating to the severe flooding in the UK in June, contributed to a 48 per cent reduction in profit before tax in General insurance.

Scottish Widows Life, pensions and OEICs

Profit before tax increased by GBP84 million, or 25 per cent, to GBP419 million. The effect of surplus capital repatriation to the Group has been to reduce investment earnings by a total of GBP15 million in the first half of 2007. Adjusting for this impact, profit before tax increased by 31 per cent.



Life and pensions new business profit grew by 13 per cent to GBP80 million reflecting higher sales volumes and an improved business mix. Total existing business profit grew by 32 per cent to GBP248 million, partly reflecting higher annuity profits from the closed Abbey Life business, and the absence of adverse assumption changes. The expected return on shareholders' net assets increased by 41 per cent to GBP103 million as a result of a higher volume of free assets, driven by strong equity markets and the impact of regulatory changes in 2006, and a higher expected rate of return.



During the first half of 2007, Scottish Widows has continued to make strong progress in each of its key business priorities: to maximise bancassurance success; to profitably grow IFA sales; to improve service and operational efficiency; and to optimise capital management.



Maximising bancassurance success

In the first half of 2007, the value of Scottish Widows' bancassurance new business premiums increased by 16 per cent, building on the success of the simplified product range for distribution through the Lloyds TSB branch network, Commercial Banking and Wealth Management channels. Sales of protection products were particularly strong. Towards the end of 2006, Scottish Widows launched a new protection product, 'Protection for Life', and this, together with a new branch network creditor insurance and protection product which replaced an externally provided creditor product, has led to the significant increase in protection sales during the first half of 2007. OEICs sales were 11 per cent lower in the first half of 2007, but this was a good performance following the more than doubling of sales in 2006.



Profitably growing IFA sales

Sales through the IFA distribution channel increased by 1 per cent, following record sales levels in the first half of 2006. Our strategy remains to write profitable business, as Scottish Widows has continued to increase its focus on the more profitable business areas within the IFA market. Sales of savings and investment products were lower as a result of the partial closure to new business last year of the Property Fund. This has now been re-opened for new business. Sales of corporate pensions products remained strong following excellent growth last year. A new pensions proposition was launched in the first quarter of 2007 to support pre-retirement sales.



Improving service and operational efficiency

Operational efficiencies have continued to improve during the first half of 2007, and expense growth has been restricted to 4 per cent, despite significant investment in new products and platforms and increased sales volumes throughout the division. External operational cost benchmarking indicates that Scottish Widows is in the top quartile for servicing costs per policy. Customer satisfaction levels continued to improve and Scottish Widows has again won a significant number of awards for service quality.

Optimising capital management

Scottish Widows has maintained its strong focus on improving capital management. During the first half of 2007 Scottish Widows continued to deliver a more capital efficient product profile, improved internal rates of return and an increased new business margin. The post-tax return on embedded value, on an EEV basis, increased to 10.7 per cent, from 9.5 per cent in the first half of last year. In the first half of 2007, GBP0.6 billion of capital was repatriated to the Group, giving a total capital repatriation of over GBP2.3 billion since the beginning of 2005. We continue to explore a number of opportunities to repatriate in excess of GBP1 billion of further capital from Scottish Widows in order to further improve capital efficiency.


Present value of new business premiums (PVNBP)       Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2007          2006          Change          2006
                                                             GBPm          GBPm               %          GBPm
Life and pensions:
Savings and investments                                       499           728             (31)          572
Protection                                                    488           111             340           121
Individual pensions                                         1,092         1,152              (5)        1,067
Corporate and other pensions                                  928           894               4         1,067
Retirement income                                             516           397              30           563
Managed fund business                                         344           184              87           164
Life and pensions                                           3,867         3,466              12         3,554
OEICs                                                       1,505         1,503                         1,217
Life, pensions and OEICs                                    5,372         4,969               8         4,771

Single premium business                                     4,378         3,779              16         3,542
Regular premium business                                      994         1,190             (16)        1,229
Life, pensions and OEICs                                    5,372         4,969               8         4,771

Bancassurance                                               2,138         1,841              16         1,580
Independent financial advisers                              2,950         2,929               1         2,777
Direct                                                        284           199              43           414
Life, pensions and OEICs                                    5,372         4,969               8         4,771

New business margin (PVNBP)                                  3.4%          3.3%                          3.8%



Overall, sales in the first half of 2007 increased by 8 per cent reflecting, in particular, strong growth in the sale of protection and retirement income products. Bancassurance sales improved significantly and were 16 per cent higher at GBP2,138 million, including good growth in the sale of protection products through both the branch network and our general insurance business.
IFA sales were 1 per cent higher at GBP2,950 million, following record sales in the first half of last year. OEIC sales through the IFA channel were 75 per cent higher whilst sales of savings and investment products were lower as a result of the partial closure to new business last year of the Property Fund. Managed fund business benefited from higher levels of external client business. Good growth in retirement income products led to a 43 per cent increase in sales through the direct channels.

Results on a European Embedded Value (EEV) basis

Lloyds TSB continues to report under IFRS, however, in line with industry best practice, the Group provides supplementary financial reporting for Scottish Widows on an EEV basis. The Group believes that EEV represents the most appropriate measure of long-term value creation in life assurance and investment businesses.

                                                  Half-year to  Half-year to                  Half-year to
                                                       30 June       30 June                   31 December
                                                          2007          2006                          2006
                                                         Life,         Life,          Change         Life,
                                                      pensions      pensions                      pensions
                                                     and OEICs     and OEICs                     and OEICs
                                                          GBPm          GBPm               %          GBPm
New business profit                                        180           165               9           181
Existing business
- Expected return                                          174           206             (16)          197
- Experience variances                                      23            (5)                           74
- Assumption changes                                        (3)          (20)                         (113)
                                                           194           181               7           158
Expected return on shareholders' net assets                108            69              57            68
Profit before tax, adjusted                                482           415              16           407
for capital repatriation*
Impact of surplus capital repatriation to Group              -            15                            15
Profit before tax*                                         482           430              12           422
New business margin (PVNBP)                               3.4%          3.3%                          3.8%
Embedded value (period-end)                          GBP6,362m     GBP6,436m                     GBP6,413m
Post-tax return on embedded value*                       10.7%          9.5%                          9.1%

*excluding volatility and other items (page 46, note 17)



Adjusting for the impact of capital repatriation, EEV profit before tax from the Group's life, pensions and OEICs business increased by 16 per cent to GBP482 million, reflecting the Group's continuing focus on the more profitable business areas and distribution channels.



The Group's strategy to improve its returns by focusing on more profitable, less capital intensive, business whilst constantly seeking to improve process and distribution efficiency has led to a 9 per cent increase in new business profit to GBP180 million. As a result of growth in higher margin products in the bancassurance distribution channel, the new business margin remained robust at
3.4 per cent.



Existing business profit increased by 7 per cent. Expected return decreased by 16 per cent to GBP174 million, primarily reflecting a lower shareholder benefit this half-year from the reduction in the value of realistic balance sheet liabilities. Positive experience variances were driven by lower than expected take-up rates on guaranteed annuity options in Life and pensions. In the first half of 2007, overall lapse experience was broadly in line with the Group's expectations. Lapse rates in life and pensions business were slightly higher than expected whilst there was a favourable lapse experience in OEICs. The expected return on shareholders' net assets increased by GBP39 million, as a result of a higher volume of free assets, driven by strong equity markets and the impact of regulatory changes in 2006, and a higher expected rate of return.



Overall the post-tax return on embedded value increased to 10.7 per cent from
9.5 per cent.

Scottish Widows Investment Partnership

Pre-tax profit from Scottish Widows Investment Partnership (SWIP) increased by 24 per cent to GBP21 million, reflecting increased profitability resulting from an improved mix in external business, a key strategic priority for SWIP. Over the last 12 months, SWIP's assets under management increased by GBP0.5 billion to GBP97.8 billion.



Movements in funds under management

The following table highlights the movement in retail and institutional funds under management.


                                                                 Half-year to  Half-year to  Half-year to
                                                                      30 June       30 June   31 December
                                                                         2007          2006          2006
                                                                        GBPbn         GBPbn         GBPbn
Opening funds under management                                          105.7          97.5         100.4

Movement in Retail Funds
Premiums                                                                  6.2           5.9           5.8
Claims                                                                   (2.1)         (1.8)         (1.8)
Surrenders                                                               (2.8)         (2.5)         (2.9)
Net inflow of business                                                    1.3           1.6           1.1

Investment return, expenses and commission                                1.7           0.8           5.2
Net movement                                                              3.0           2.4           6.3


Movement in Institutional Funds
Lloyds TSB Pension Scheme                                                (5.7)            -             -
Other institutional funds                                                (0.3)          0.4          (1.7)
Investment return, expenses and commission                                0.5           0.3           1.2
Net movement                                                             (5.5)          0.7          (0.5)


Dividends and surplus capital repatriation                               (0.6)         (0.2)         (0.5)
Closing funds under management                                          102.6         100.4         105.7

Managed by SWIP                                                          97.8          97.3         101.7
Managed by third parties                                                  4.8           3.1           4.0
Closing funds under management                                          102.6         100.4         105.7




During the first half of 2007, the net movement in retail funds, net of expenses and commissions, remained strong at GBP3.0 billion as a result of strong premium growth and higher investment returns. Institutional funds under management reduced as a result of the decision by the Trustees of the Lloyds TSB pension schemes to move GBP5.7 billion into external passive management.



Including assets under management within our UK Wealth Management and International Private Banking businesses, Groupwide funds under management increased by 1 per cent to GBP122 billion.

INSURANCE AND INVESTMENTS (continued)


General insurance

                                                   Half-year to  Half-year to                  Half-year to
                                                        30 June       30 June                   31 December
                                                           2007          2006          Change          2006
                                                           GBPm          GBPm               %          GBPm
Commission receivable                                       335           293              14           336
Commission payable                                         (353)         (328)             (8)         (336)
Underwriting income (net of reinsurance)                    294           302              (3)          298
Other income                                                 14            20             (30)           15
Net operating income                                        290           287               1           313
Claims paid on insurance contracts (net of reinsurance)    (152)          (95)            (60)         (105)
Operating income, net of claims                             138           192             (28)          208

Operating expenses                                          (79)          (78)             (1)          (79)
Profit before tax                                            59           114             (48)          129


Claims ratio                                                50%           30%                           34%
Combined ratio                                              96%           78%                           82%



Profit before tax from our general insurance operations decreased by GBP55 million, to GBP59 million, as a result of a GBP57 million increase in weather related claims, of which GBP45 million related to severe flooding in the UK in June. Net operating income increased by 1 per cent whilst costs also increased by 1 per cent.



Sales performance has been robust with 10 per cent growth in new business gross written premiums (GWP). Home insurance sales through the UK Retail Bank continue to perform well with 10 per cent growth in new business GWP. Our presence in the small business insurance market continues to improve with an increase of 12 per cent in new business GWP from our general liability product.



Net operating income improved by GBP3 million, or 1 per cent, as growth in loan protection income was largely offset by lower motor insurance income and the run-off from the legacy health portfolio. Good income growth from our main home insurance product and the migration of the Pearl home insurance portfolio was partly offset by lower renewal income within our existing home insurance portfolio.



Income, net of claims, was GBP54 million lower, largely as a result of the increased extreme weather related claims in the first half of 2007, following a benign period in the first half of last year. As a result, overall claims increased by GBP57 million, and key underwriting ratios were significantly affected with an increase in the claims ratio to 50 per cent, and an increase in the combined ratio to 96 per cent. Further severe flooding in the UK during July is likely to result in additional exceptional claims in the second half of 2007. Although it is early in terms of our assessment of the eventual cost of these additional claims, it is likely that the level of claims will be similar to that experienced as a result of the June floods.



The business continues to invest in the development of its Corporate Partnering capability. Integration of the Pearl general insurance business acquired in July 2006 has progressed well. Notwithstanding the impact of recent weather related claims, performance of the Pearl business is in line with initial expectations.

                      WHOLESALE AND INTERNATIONAL BANKING

                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2007          2006          Change          2006
                                                             GBPm          GBPm               %          GBPm
Net interest income                                         1,275         1,194               7         1,191
Other income                                                  923           805              15         1,022
Total income                                                2,198         1,999              10         2,213
Operating expenses                                         (1,125)       (1,072)             (5)       (1,192)
Trading surplus                                             1,073           927              16         1,021
Impairment losses on loans and advances                      (210)         (159)            (32)         (149)
Profit before tax                                             863           768              12           872

Cost:income ratio                                           51.2%         53.6%                         53.9%
Post-tax return on average risk-weighted assets             1.60%         1.31%                         1.45%

Total assets                                           GBP151.4bn    GBP136.2bn              11    GBP147.8bn
Risk-weighted assets                                    GBP96.1bn     GBP86.5bn              11     GBP91.8bn
Customer deposits                                       GBP64.4bn     GBP61.6bn               5     GBP61.2bn

Profit before tax by business unit
Corporate Markets                                             565           461              23           569
Commercial Banking                                            216           195              11           203
Asset Finance                                                  33            63             (48)           50
International Banking and other businesses                     49            49               -            50
                                                              863           768              12           872

Key highlights

- Continued strong trading momentum. Substantial increase in trading surplus, up 16 per cent to GBP1,073 million, and a 12 per cent increase in profit before tax.

- Strong income growth, up 10 per cent, supported by broader revenue streams in Corporate Markets and higher volumes in Commercial Banking.

- Strong risk management and asset quality, despite a rise of GBP51 million in impairment losses as a result of a lower level of corporate releases and recoveries in the first half of the year and a GBP28 million provision reflecting the impact of the 2007 Finance Act on the division's leasing business. Gross provisions remained at a low level, reflecting the high overall quality of our lending.

- Improving capital efficiency. Post-tax return on average risk-weighted assets increased to 1.60 per cent, from 1.31 per cent.

- Wide positive jaws. Income growth exceeded cost growth of 5 per cent, and led to a substantial improvement in the cost:income ratio, notwithstanding continued investment in our front-line capabilities and infrastructure.

- Further good progress in expanding our Corporate Markets business, with a 26 per cent increase in Corporate Markets income supporting a 23 per cent growth in profit before tax. Cross selling income in Corporate Markets increased by 32 per cent.

- Continued strong franchise growth in Commercial Banking, with an 8 per cent growth in income and 11 per cent growth in profit before tax. Lloyds TSB has retained its leading position as the bank of choice for start-up businesses.

- Tightened credit criteria in Asset Finance, and a slowdown in demand in the consumer lending portfolio, led to a 48 per cent reduction in profit before tax.

In Wholesale and International Banking, the Group has continued to make significant progress in its strategy to leverage the Group's strong corporate and small to medium business customer franchises and, in doing so, become the best UK mid-market focused wholesale bank. We have continued to develop new product revenue streams, particularly in areas such as securitisation, structured credit and credit loan trading which, coupled with a strong focus on targeted corporate customer segments and Corporate Markets' cross-selling income growth remaining strong, has supported good levels of overall income growth. Revenue growth has continued to exceed cost growth notwithstanding significant investment being made in the enhancement of our product and distribution capabilities and operating platforms, particularly in the Corporate Markets and Commercial Banking businesses.



We have recently re-aligned the Wholesale and International Banking organisational structure to better meet customer needs and improve efficiency. Customers with turnover between GBP2 million and GBP15 million per annum have moved from Corporate Markets to Business Banking, which has been renamed Commercial Banking. Lloyds TSB Commercial Finance, our asset-backed lending business which serves customers from start-ups to major international corporates, is now also part of Commercial Banking.



Profit before tax increased by GBP95 million, or 12 per cent, to GBP863 million. Good trading momentum has continued and has generated strong income growth of 10 per cent, driven by Corporate Markets income growth of 26 per cent. This exceeded cost growth of 5 per cent, leading to a reduction in the cost:income ratio to 51.2 per cent, from 53.6 per cent last year. Trading surplus increased by GBP146 million, or 16 per cent, to GBP1,073 million.



Net interest income increased by GBP81 million, or 7 per cent, reflecting higher income from strong growth in customer lending and customer deposits. The banking net interest margin reduced, largely reflecting the mix effect of a reduction in the wider margin Asset Finance business and lower Commercial Banking margins reflecting a higher proportion of finer margin secured lending being written. Other income increased by GBP118 million, or 15 per cent, as a result of good levels of growth in financial markets product sales, structured finance and income from venture capital investments. In addition, other transactional income throughout the division benefited from volume growth across a broad range of customer activity. Costs were 5 per cent higher at GBP1,125 million, reflecting higher costs resulting from the continuing investment in people, processes and systems, as the Group builds up its Corporate Markets product capability and Commercial Banking business.



As expected, the charge for impairment losses on loans and advances increased by GBP51 million to GBP210 million, as a result of the lower level of releases and recoveries in the first half of 2007, and the impact of a one-off GBP28 million impairment charge reflecting a reduction in rental income from operating lease activities following the corporation tax rate change included in the 2007 Finance Act. Overall corporate and SME asset quality remains strong and the level of new corporate provisions remains at a low level. We continue to expect some normalisation in the impairment charge over the next few years, but believe we remain relatively well positioned as a result of our prudent credit management policy.

Corporate Markets

                                                  Half-year to  Half-year to                  Half-year to
                                                       30 June       30 June                   31 December
                                                          2007          2006          Change          2006
                                                          GBPm          GBPm               %          GBPm
Net interest income                                        500           413              21           393
Other income                                               419           314              33           507
Total income                                               919           727              26           900
Operating expenses                                        (303)         (271)            (12)         (344)
Trading surplus                                            616           456              35           556
Impairment (losses)/credit on loans and advances
- Before 2007 Finance Act impact                           (23)            5                            13
- 2007 Finance Act impact                                  (28)            -                             -
                                                           (51)            5                            13
Profit before tax                                          565           461              23           569



In Corporate Markets, profit before tax grew by 23 per cent, driven by excellent levels of income growth. Income increased by 26 per cent, supported by continued high levels of cross-selling income and a higher level of income from venture capital investments. By building new product revenue streams in areas such as structured products and debt capital markets, and targeting and developing relationships in selected corporate customer segments, Corporate Markets has created a broader, more diversified stream of revenues to underpin future revenue growth. There has also been significant progress in the delivery of our strategy focused on improved origination and distribution capabilities in the mid-sized corporate business. Operating expenses increased by 12 per cent to GBP303 million, reflecting further investment in people, premises and systems to support ongoing business growth. The trading surplus increased by 35 per cent. The impairment charge of GBP51 million reflects the lower level of releases and recoveries and the GBP28 million one-off charge relating to the impact of the 2007 Finance Act on the division's leasing business.

Commercial Banking

                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2007          2006          Change          2006
                                                             GBPm          GBPm               %          GBPm
Net interest income                                           430           398               8           423
Other income                                                  208           193               8           204
Total income                                                  638           591               8           627
Operating expenses                                           (375)         (349)             (7)         (378)
Trading surplus                                               263           242               9           249
Impairment losses on loans and advances                       (47)          (47)                          (46)
Profit before tax                                             216           195              11           203



Profit before tax in Commercial Banking grew by GBP21 million, or 11 per cent, reflecting strong growth in business volumes, further improvements in growing the Commercial Banking customer franchise and progress in improving operational efficiency. Income increased by 8 per cent to GBP638 million, reflecting strong growth in lending and deposit balances, whilst costs were 7 per cent higher, as a result of increased investment to improve the operating platform. Commercial Banking continued to develop and grow its customer franchise strongly, with customer recruitment of more than 60,000 during the first half of 2007, reflecting its market-leading position in the start-up market. Lloyds TSB Commercial Finance has continued to improve its strong market position, with a market share of approximately 20 per cent, measured by client numbers. Asset quality in the Commercial Banking portfolios remains strong, and the impairment charge was unchanged at GBP47 million.



Asset Finance

                                                     Half-year to  Half-year to                  Half-year to
                                                          30 June       30 June                   31 December
                                                             2007          2006          Change          2006
                                                             GBPm          GBPm               %          GBPm
Net interest income                                           234           275             (15)          264
Other income                                                  158           153               3           168
Total income                                                  392           428              (8)          432
Operating expenses                                           (248)         (250)              1          (258)
Trading surplus                                               144           178             (19)          174
Impairment losses on loans and advances                      (111)         (115)              3          (124)
Profit before tax                                              33            63             (48)           50



Profit before tax in Asset Finance decreased by 48 per cent to GBP33 million, reflecting tightened credit criteria and a slowdown in demand in the consumer lending portfolio which has led to a reduction in the level of new business underwritten. As a result, income decreased by GBP36 million, or 8 per cent. Costs were slightly lower and the impairment charge decreased by GBP4 million to GBP111 million, reflecting the recent tightening of credit criteria, improved collections procedures and lower balances outstanding, which offset an increase in arrears. Conditions in the Motor Finance business remain challenging. New business volumes have reduced, reflecting the market-wide slowdown in consumer demand, and we have sought to avoid the structural contraction in interest margins. In Personal Finance, new business volumes have risen modestly in a fiercely competitive market. Our Contract Hire business, Autolease, has performed well by continuing to leverage its strong market position and efficient operation.

CONSOLIDATED INTERIM INCOME STATEMENT - STATUTORY (unaudited)

                                                                    Half-year to  Half-year to  Half-year to
                                                                         30 June       30 June   31 December
                                                                            2007          2006          2006
                                                                            GBPm          GBPm          GBPm
Interest and similar income                                                8,076         6,756         7,560
Interest and similar expense                                              (5,136)       (3,962)       (4,817)
Net interest income                                                        2,940         2,794         2,743
Fee and commission income                                                  1,597         1,518         1,598
Fee and commission expense                                                  (395)         (430)         (416)
Net fee and commission income                                              1,202         1,088         1,182
Net trading income                                                         2,366         1,194         5,147
Insurance premium income                                                   2,535         2,329         2,390
Other operating income                                                       668           423           383
Other income                                                               6,771         5,034         9,102
Total income                                                               9,711         7,828        11,845
Insurance claims                                                          (4,121)       (2,639)       (5,930)
Total income, net of insurance claims                                      5,590         5,189         5,915
Operating expenses                                                        (2,760)       (2,610)       (2,691)
Trading surplus                                                            2,830         2,579         3,224
Impairment losses on loans and advances                                     (837)         (800)         (755)
Profit before tax                                                          1,993         1,779         2,469
Taxation                                                                    (433)         (543)         (798)
Profit for the period                                                      1,560         1,236         1,671


Profit attributable to minority interests                                     20            22            82
Profit attributable to equity shareholders                                 1,540         1,214         1,589
Profit for the period                                                      1,560         1,236         1,671


Basic earnings per share                                                   27.3p         21.7p         28.2p
Diluted earnings per share                                                 27.1p         21.5p         28.0p

Dividend per share for the period*                                         11.2p         10.7p         23.5p
Dividend for the period*                                                 GBP632m       GBP603m     GBP1,325m



*the dividend for the half-year to 30 June 2007 represents the interim dividend for 2007 which will be paid and accounted for on 3 October 2007 (the dividends shown for the half-year to 30 June 2006 and the half-year to 31 December 2006 represent the interim and final dividends for 2006 which were paid and accounted for on 4 October 2006 and 2 May 2007 respectively).

           CONSOLIDATED INTERIM BALANCE SHEET - STATUTORY (unaudited)

                                                                      30 June         30 June   31 December
                                                                         2007            2006          2006
Assets                                                                   GBPm            GBPm          GBPm
Cash and balances at central banks                                      1,255           1,294         1,898
Items in course of collection from banks                                1,727           1,814         1,431
Trading and other financial
assets at fair value through profit or loss                            68,424          60,803        67,695
Derivative financial instruments                                        6,640           5,032         5,565
Loans and advances to banks                                            33,599          34,927        40,638
Loans and advances to customers                                       200,181         182,157       188,285
Available-for-sale financial assets                                    21,994          20,221        19,178
Investment property                                                     5,177           4,856         4,739
Goodwill                                                                2,377           2,377         2,377
Value of in-force business                                              2,890           2,929         2,723
Other intangible assets                                                   141              50           138
Tangible fixed assets                                                   3,220           4,281         4,252
Other assets                                                            5,470           5,026         4,679
Total assets                                                          353,095         325,767       343,598

Equity and liabilities
Deposits from banks                                                    40,017          39,466        36,394
Customer accounts                                                     144,654         136,465       139,342
Items in course of transmission to banks                                  727             707           781
Trading and other liabilities at fair value through                     2,866           1,543         1,184
profit or loss
Derivative financial instruments                                        6,890           6,068         5,763
Debt securities in issue                                               49,812          39,703        54,118
Liabilities arising from insurance contracts and
participating investment contracts                                     41,985          40,215        41,445
Liabilities arising from non-participating
investment contracts                                                   25,609          22,489        24,370
Unallocated surplus within insurance businesses                           628             573           683
Other liabilities                                                      12,072          11,360        10,985
Retirement benefit obligations                                          2,332           2,799         2,462
Current tax liabilities                                                   946             449           817
Deferred tax liabilities                                                1,236           1,337         1,416
Other provisions                                                          233             307           259
Subordinated liabilities                                               11,378          11,693        12,072
Total liabilities                                                     341,385         315,174       332,091



Equity
Share capital                                                           1,430           1,427         1,429
Share premium account                                                   1,284           1,243         1,266
Other reserves                                                            371             397           355
Retained profits                                                        8,288           7,090         8,105
Shareholders' equity                                                   11,373          10,157        11,155
Minority interests                                                        337             436           352
Total equity                                                           11,710          10,593        11,507

Total equity and liabilities                                          353,095         325,767       343,598



  CONSOLIDATED INTERIM STATEMENT OF CHANGES IN EQUITY - STATUTORY (unaudited)


                                       Attributable to equity shareholders

                                    Share capital          Other       Retained        Minority
                                      and premium       reserves        profits       interests           Total
                                              GBPm          GBPm           GBPm            GBPm            GBPm
Balance at 1 January 2006                    2,590           383          7,222             435          10,630

Movement in available-for-sale                   -             2              -               -               2
financial assets, net of tax
Movement in cash flow hedges, net of tax         -            11              -               -              11
Currency translation differences                 -             1            (11)              -             (10)
Net income recognised directly in equity         -            14            (11)              -               3
Profit for the period                            -             -          1,214              22           1,236
Total recognised income for the period           -            14          1,203              22           1,239
Dividends                                        -             -         (1,316)            (17)         (1,333)
Purchase/sale of treasury shares                 -             -            (41)              -             (41)
Employee share option schemes:
- value of employee services                     -             -             22               -              22
- proceeds from shares issued                   80             -              -               -              80
Repayment of capital to minority                 -             -              -              (4)             (4)
shareholders
Balance at 30 June 2006                      2,670           397          7,090             436          10,593

Movement in available-for-sale                   -           (33)             -               -             (33)
financial assets, net of tax
Movement in cash flow hedges, net of tax         -           (10)             -               -             (10)
Currency translation differences                 -             1            (20)             (4)            (23)
Net income recognised directly in equity         -           (42)           (20)             (4)            (66)
Profit for the period                            -             -          1,589              82           1,671
Total recognised income for the period           -           (42)         1,569              78           1,605
Dividends                                        -             -           (603)            (15)           (618)
Purchase/sale of treasury shares                 -             -              6               -               6
Employee share option schemes:
-  value of employee services                    -             -             43               -              43
-  proceeds from shares issued                  25             -              -               -              25
Repayment of capital to minority                 -             -              -            (147)           (147)
shareholders
Balance at 31 December 2006                  2,695           355          8,105             352          11,507

Movement in available-for-sale                   -            13              -               -              13
financial assets, net of tax
Movement in cash flow hedges, net of tax         -            (2)             -               -              (2)
Currency translation differences                 -             5             (1)             (1)              3
Net income recognised directly in equity         -            16             (1)             (1)             14
Profit for the period                            -             -          1,540              20           1,560
Total recognised income for the period           -            16          1,539              19           1,574
Dividends                                        -             -         (1,325)             (4)         (1,329)
Purchase/sale of treasury shares                 -             -            (36)              -             (36)
Employee share option schemes:
-  value of employee services                    -             -              5               -               5
-  proceeds from shares issued                  19             -              -               -              19
Repayment of capital to minority                 -             -              -             (30)            (30)
shareholders
Balance at 30 June 2007                      2,714           371          8,288             337          11,710



   CONDENSED CONSOLIDATED INTERIM CASH FLOW STATEMENT - STATUTORY (unaudited)

                                                                     Half-year to       Half-year to    Half-year to 31
                                                                     30 June 2007       30 June 2006      December 2006
                                                                             GBPm              GBPm               GBPm

Profit before tax                                                           1,993             1,779              2,469

Adjustments for:

Change in operating assets                                                 (4,602)          (10,873)           (21,122)

Change in operating liabilities                                             9,888            17,458             15,611

Non-cash and other items                                                    1,081              (233)             1,788

Tax paid                                                                     (394)             (426)              (372)

Net cash from (used in) operating activities                                7,966             7,705             (1,626)

Cash flows from investing activities
Purchase of available-for-sale financial assets                           (12,133)          (12,306)           (11,142)
Proceeds from sale and maturity of available-for-sale financial             8,946             6,661             11,445
assets
Purchase of fixed assets                                                     (874)             (723)            (1,001)
Proceeds from sale of fixed assets                                            388               170              1,087
Acquisition of businesses, net of cash acquired                                (5)              (20)                 -
Disposal of businesses, net of cash disposed                                  (26)              936                  -
Net cash (used in) from investing activities                               (3,704)           (5,282)               389

Cash flows from financing activities
Dividends paid to equity shareholders                                      (1,325)           (1,316)              (603)
Dividends paid to minority interests                                           (4)              (17)               (15)
Interest paid on subordinated liabilities                                    (342)             (341)              (372)
Proceeds from issue of subordinated liabilities                                 -                 -              1,116
Proceeds from issue of ordinary shares                                         19                80                 25
Repayment of subordinated liabilities                                        (300)             (250)              (509)
Repayment of capital to minority shareholders                                 (30)                -               (151)
Net cash used in financing activities                                      (1,982)           (1,844)              (509)
Effects of exchange rate changes on cash and cash equivalents                  (9)              (39)              (109)
Change in cash and cash equivalents                                         2,271               540             (1,855)
Cash and cash equivalents at beginning of period                           25,438            26,753             27,293
Cash and cash equivalents at end of period                                 27,709            27,293             25,438




Cash and cash equivalents comprise cash and balances at central banks (excluding mandatory deposits) and amounts due from banks with a maturity of less than three months.

CONDENSED SEGMENTAL ANALYSIS - STATUTORY (unaudited)


Lloyds TSB Group is a leading UK-based financial services group, providing a wide range of banking and financial services in the UK and in certain locations overseas. The Group's activities are organised into three segments: UK Retail Banking, Insurance and Investments and Wholesale and International Banking. Central group items includes the funding cost of certain acquisitions less earnings on capital, central costs and accruals for payment to the Lloyds TSB Foundations.



Services provided by UK Retail Banking encompass the provision of banking and other financial services to personal customers, private banking and mortgages. Insurance and Investments offers life assurance, pensions and savings products, general insurance and asset management services. Wholesale and International Banking provides banking and related services for major UK and multinational companies, banks and financial institutions, and small and medium-sized UK businesses. It also provides asset finance to personal and corporate customers, manages the Group's activities in financial markets and provides banking and financial services overseas.


Half-year to                     UK    General        Life,    Insurance     Wholesale      Central
30 June 2007                 Retail  insurance     pensions          and           and        group
                            Banking               and asset  Investments  International      items*
                                                 management                    Banking                     Total
                               GBPm       GBPm         GBPm         GBPm          GBPm         GBPm           GBPm
Interest and similar          3,755         10          459          469         4,744         (892)       8,076
income*
Interest and similar         (1,911)         -         (314)        (314)       (3,469)         558       (5,136)
expense*
Net interest income           1,844         10          145          155         1,275         (334)       2,940
Other income (net of fee        883        286        4,497        4,783           923          182        6,771
and commission expense)
Total income                  2,727        296        4,642        4,938         2,198         (152)       9,711
Insurance claims                  -       (152)      (3,969)      (4,121)            -            -       (4,121)
Total income, net of          2,727        144          673          817         2,198         (152)       5,590
insurance claims
Operating expenses           (1,297)       (79)        (256)        (335)       (1,125)          (3)      (2,760)
Trading surplus (deficit)     1,430         65          417          482         1,073         (155)       2,830
Impairment losses on loans     (627)         -            -            -          (210)           -         (837)
and advances
Profit (loss) before tax        803         65          417          482           863         (155)       1,993

External revenue              4,361        639        5,037        5,676         5,089          116       15,242
Inter-segment revenue*          441         22           97          119           915       (1,475)           -
Segment revenue               4,802        661        5,134        5,795         6,004       (1,359)      15,242


*Central group items on this and the following page includes inter-segment consolidation adjustments within interest and similar income and within interest and similar expense as follows: interest and similar income GBP (1,397) million (2006H1: GBP(1,542) million; 2006H2: GBP(1,699) million); interest and similar expense GBP1,397 million (2006H1: GBP1,542 million: 2006 H2: GBP1,699 million). There is no impact on net interest income. Similarly, Central group items includes inter-segment revenue adjustments of GBP(1,913) million (2006 H1:
GBP(1,665) million: 2006 H2: GBP(2,437) million).

CONDENSED SEGMENTAL ANALYSIS - STATUTORY (unaudited)

Half-year to                      UK     General        Life,    Insurance       Wholesale   Central
30 June 2006                  Retail   insurance     pensions          and             and     group
                             Banking                and asset  Investments   International    items*
                                                   management                      Banking                  Total
                                GBPm        GBPm         GBPm         GBPm         GBPm         GBPm         GBPm
Interest and similar income*   3,365          12          386          398        3,895         (902)       6,756
Interest and similar          (1,571)          -         (335)        (335)      (2,701)         645       (3,962)
expense*
Net interest income            1,794          12           51           63        1,194         (257)       2,794
Other income (net of fee         783         280        3,098        3,378          805           68        5,034
and commission expense)
Total income                   2,577         292        3,149        3,441        1,999         (189)       7,828
Insurance claims                   -         (95)      (2,544)      (2,639)           -            -       (2,639)
Total income, net of           2,577         197          605          802        1,999         (189)       5,189
insurance claims
Operating expenses            (1,232)        (78)        (229)        (307)      (1,072)           1       (2,610)
Trading surplus (deficit)      1,345         119          376          495          927         (188)       2,579
Impairment losses on loans      (632)          -            -            -         (159)          (9)        (800)
and advances
Profit (loss) before tax         713         119          376          495          768         (197)       1,779
External revenue               3,978         601        3,620        4,221        3,852          169       12,220
Inter-segment revenue*           319          10           44           54          826       (1,199)            -
Segment revenue                4,297         611        3,664        4,275        4,678       (1,030)      12,220



Half-year to                      UK     General        Life,    Insurance      Wholesale    Central
31 December 2006              Retail   insurance     pensions          and            and      group
                             Banking                and asset   Investments International     Items*
                                                    management                    Banking                   Total
                                GBPm        GBPm         GBPm         GBPm         GBPm         GBPm         GBPm
Interest and similar income*   3,548          12          434          446        4,911       (1,345)       7,560
Interest and similar          (1,700)          -         (406)        (406)      (3,720)       1,009       (4,817)
expense*
Net interest income            1,848          12           28           40        1,191         (336)       2,743
Other income (net of fee         838         314        6,795        7,109        1,022          133        9,102
and commission expense)
Total income                   2,686         326        6,823        7,149        2,213         (203)      11,845
Insurance claims                   -        (105)      (5,825)      (5,930)           -            -       (5,930)
Total income, net of           2,686         221          998        1,219        2,213         (203)       5,915
insurance claims
Operating expenses            (1,244)        (79)        (252)        (331)      (1,192)          76       (2,691)
Trading surplus (deficit)      1,442         142          746          888        1,021         (127)       3,224
Impairment losses on loans      (606)          -            -            -         (149)           -         (755)
and advances
Profit (loss) before tax         836         142          746          888          872         (127)       2,469
External revenue               4,158         648        7,268        7,916        5,015          (11)      17,078
Inter-segment revenue*           379           9          155          164        1,450       (1,993)           -
Segment revenue                4,537         657        7,423        8,080        6,465       (2,004)      17,078




NOTES

                                                                                                           Page
1     Accounting policies, presentation and estimates                                                        33
2     Volatility                                                                                             34
3     Mortgage lending                                                                                       35
4     Group net interest income                                                                              36
5     Other income                                                                                           37
6     General insurance income                                                                               37
7     Operating expenses                                                                                     38
8     Number of employees (full-time equivalent)                                                             38
9     Impairment losses on loans and advances                                                                39
10    Retirement benefit obligations                                                                         39
11    Capital ratios                                                                                         40
12    Balance sheet information                                                                              41
13    Total assets by division                                                                               42
14    Economic profit                                                                                        42
15    Earnings per share                                                                                     43
16    Scottish Widows - realistic balance sheet information                                                  43
17    European Embedded Value reporting - results for half-year to 30 June 2007                              44
18    Scottish Widows - weighted sales (Annual Premium Equivalent)                                           48
19    Taxation                                                                                               48
20    Dividend                                                                                               49
21    Other information                                                                                      49


1.       Accounting policies, presentation and estimates



These condensed consolidated interim financial statements as at and for the half-year to 30 June 2007 have been prepared in accordance with International Financial Reporting Standard IAS 34 Interim Financial Reporting. They do not include all of the information required for full annual financial statements, and should be read in conjunction with the Group's consolidated financial statements as at and for the year ended 31 December 2006 ('2006 Annual Report and Accounts') copies of which can be found on the Group's website at www.investorrelations.lloydstsb.com/ir/company_report_and_accounts.asp or are available upon request from the Company Secretary's Department, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN.



The accounting policies, significant judgements made by management in applying them, and key sources of estimation uncertainty applied by the Group in these condensed consolidated interim financial statements are the same as those applied by the Group in its 2006 Annual Report and Accounts. The preparation of interim financial statements requires management to make judgements, estimates and assumptions that impact the application of accounting policies and the reported amounts of assets, liabilities, income and expense. Actual results may differ from these estimates. There have been no significant changes in the bases upon which estimates have been determined, compared to those applied at 31 December 2006. The Group has reviewed the valuation of its pension schemes and has concluded that no adjustment is required at 30 June 2007. In accordance with IAS 19, the valuations will be formally updated at the year-end. Goodwill held in the Group's balance sheet is tested (at least) annually for impairment in the second half of the year. No circumstances have arisen during the half-year to 30 June 2007 to require additional impairment testing.



The Group has had no material or unusual related party or share-based payment transactions during the half-year to 30 June 2007. Related party and share-based transactions for the half-year to 30 June 2007 are similar in nature to those for the year ended 31 December 2006. No significant events, other than those disclosed within this document, have occurred between 30 June 2007 and the date of approval of these interim results. A variety of contingent liabilities and commitments arise in the ordinary course of the Group's banking business; there has been no significant change in the volume or nature of such transactions during the half-year to 30 June 2007. Full details of the Group's related party transactions for the year to 31 December 2006, share-based payment schemes and contingent liabilities and commitments can be found in the Group's 2006 Annual Report and Accounts.

The following pronouncements relevant to the Group are applicable for the year ending 31 December 2007; these pronouncements do not apply to interim financial statements and have not been applied in preparing these financial statements but will be applied in the financial statements for the year ending 31 December 2007.


Pronouncement                     Nature of change                        Effective date

IFRS 7 Financial Instruments:     Consolidates the current financial      Annual periods beginning on or after
                                  instruments disclosures into a single   1 January 2007
Disclosures                       standard and requires more detailed
                                  qualitative and quantitative
                                  disclosures about exposure to risks
                                  arising from financial instruments.

Amendment to IAS 1 Presentation   Introduces additional disclosures of    Annual periods beginning on or after
of Financial Statements - Capital the objectives, policies and processes  1 January 2007
Disclosures                       for managing capital, quantitative data
                                  about what the entity regards as
                                  capital, and compliance with capital
                                  requirements.


2.       Volatility



Banking volatility

Since the introduction of IFRS in 2005, in order to provide a clearer view of the underlying performance of the business, the Group has separately disclosed within Central group items the effects of marking-to-market derivatives held for risk management purposes. This amount, net of the effect of the Group's IAS 39 compliant hedge accounting relationships, was previously disclosed as banking volatility.



The use of fair values in financial reporting is now more widespread and there is a better understanding of their effects; consequently, in line with evolving best practice, the Group no longer considers it appropriate to disclose banking volatility separately. Divisions will continue to transfer to Group Corporate Treasury (included in Central group items) the movements in the market value of hedging derivatives where the impact is not locally managed.



Insurance volatility

The Group's insurance businesses have liability products that are supported by substantial holdings of investments, including equities, property and fixed interest investments, all of which have a volatile fair value. The value of the liabilities does not move exactly in line with changes in the fair value of the investments, yet IFRS requires that the changes in both the value of the liabilities and investments be reflected within the income statement. As these investments are substantial and movements in their fair value can have a significant impact on the profitability of the Insurance and Investments division, management believes that it is appropriate to disclose the division's results on the basis of an expected return in addition to the actual return.
The difference between the actual return on these investments and the expected return based upon economic assumptions made at the beginning of the period is included within insurance volatility.



Changes in market variables also affect the realistic valuation of the guarantees and options embedded within products written in the Scottish Widows With Profit Fund, the value of the in-force business and the value of shareholders' funds. Fluctuations in these values caused by changes in market variables are also included within insurance volatility.



The expected investment returns used to determine the normalised profit of the business, which are based on prevailing market rates and published research into historic investment return differentials, are set out below:

                                                                                          2007           2006
                                                                                             %              %
Gilt yields (gross)                                                                       4.62           4.12
Equity returns (gross)                                                                    7.62           6.72
Dividend yield                                                                            3.00           3.00
Property return (gross)                                                                   7.62           6.72
Corporate bonds (gross)                                                                   5.22           4.72



During the six months to 30 June 2007, profit before tax included positive insurance volatility of GBP41 million, being a credit of GBP2 million to net interest income and a credit of GBP39 million to other income (2006H1: negative volatility of GBP61 million, being a charge to other income; 2006H2: positive volatility of GBP145 million, being a credit of GBP2 million to net interest income and a credit of GBP143 million to other income). Although equity values continued to rise in the first half of 2007, this was less marked than in the second half of last year.

Policyholder interests volatility

As a result of the requirement under IFRS to consolidate the Group's life and
pensions businesses on a    line-by-line basis, the Group's income statement
includes amounts attributable to policyholders which affect profit before tax; the most significant of these items is policyholder tax.



Under IFRS, tax on policyholder investment returns is required to be included in the Group's tax charge rather than being offset against the related income, as it is in actual distributions made to policyholders. The impact is, therefore, to either increase or decrease profit before tax with a corresponding change in the tax charge. Other items classified within policyholder interests volatility include the effects of investment vehicles which are only majority owned by the long-term assurance funds. In the case of these vehicles, the Group's profit for the period includes the minorities' share of the profits earned. As these amounts do not accrue to the equity holders, management believes a clearer representation of the underlying performance of the Group's life and pensions businesses is presented by excluding policyholder interests volatility.



During the six months to 30 June 2007, profit before tax included negative policyholder interests volatility of GBP58 million, being a charge to other income (2006H1: positive volatility of GBP90 million, being a credit to other income; 2006H2: positive volatility of GBP236 million, being a charge of GBP33 million to net interest income and a credit of GBP269 million to other income). In the first half of 2007, substantial policyholder tax losses have been generated as a result of a fall in gilt and bond values. These losses reduce future policyholder tax liabilities and have led to a policyholder tax credit during the period.





3.       Mortgage lending

                                                                Half-year to   Half-year to Half-year to
                                                                     30 June        30 June  31 December
                                                                        2007           2006         2006
Gross new mortgage lending                                         GBP16.0bn      GBP13.0bn    GBP14.6bn
Market share of gross new mortgage lending                              9.0%           8.1%         7.9%
Redemptions                                                         GBP11.2bn      GBP9.6bn    GBP11.1bn
Market share of redemptions                                             9.1%           8.8%         8.8%
Net new mortgage lending                                            GBP4.8bn       GBP3.4bn     GBP3.5bn
Market share of net new mortgage lending                                8.9%           6.7%         5.9%
Mortgages outstanding (period-end)*                               GBP100.1bn      GBP91.8bn    GBP95.3bn
Market share of mortgages outstanding                                   8.8%           9.0%         8.8%


*excluding the effect of IFRS related adjustments in order to conform with industry statistics.



In Cheltenham & Gloucester, the average indexed loan-to-value ratio on the mortgage portfolio was 44 per cent (31 December 2006: 44 per cent), and the average loan-to-value ratio for new mortgages and further advances written during the first half of 2007 was 63 per cent (2006 first half: 64 per cent). At 30 June 2007, only 0.6 per cent of balances had an indexed loan-to-value ratio in excess of 95 per cent (31 December 2006: 0.6 per cent).


 4.      Group net interest income
                                                                    Half-year to  Half-year to  Half-year to
                                                                         30 June       30 June   31 December
                                                                            2007          2006          2006
                                                                            GBPm          GBPm          GBPm
Banking margin
Net interest income                                                        2,572         2,519         2,603
Average interest-earning assets, excluding reverse                       180,891       167,610       173,825
repos
Net interest margin                                                        2.87%         3.03%         2.97%

Statutory basis
Net interest income                                                        2,940         2,794         2,743
Average interest-earning assets, excluding reverse                       244,463       220,710       233,168
repos
Net interest margin                                                        2.43%         2.55%         2.33%



The Group's net interest income includes certain amounts attributable to policyholders, in addition to the interest earnings on shareholders' funds held in the Group's insurance businesses. In addition, the Group's net interest margin is significantly affected by the accounting treatment of a number of Products and Markets and other products, principally those where funding costs are treated as an interest expense and related revenues are recognised within other income. In order to enhance comparability in the Group's banking net interest margin these items have been excluded in determining both net interest income and average interest-earning assets.



A reconciliation of banking net interest income to Group net interest income follows:

                                                                    Half-year to  Half-year to  Half-year to
                                                                         30 June       30 June   31 December
                                                                            2007          2006          2006
                                                                            GBPm          GBPm          GBPm
Banking net interest income                                                2,572         2,519         2,603
Products and Markets, and other products                                     240           240           128
Volatility                                                                     2             -           (31)
Insurance grossing adjustment                                                126            35            43
Group net interest income                                                  2,940         2,794         2,743



5.       Other income
                                                                Half-year to   Half-year to Half-year to
                                                                     30 June        30 June  31 December
                                                                        2007           2006         2006
                                                                        GBPm           GBPm         GBPm
Fee and commission income:
  UK current account fees                                                345            320          332
  Other UK fees and commissions                                          602            590          620
  Insurance broking                                                      335            293          336
  Card services                                                          250            247          246
  International fees and commissions                                      65             68           64
                                                                       1,597          1,518        1,598
Fee and commission expense                                              (395)          (430)        (416)
Net fee and commission income                                          1,202          1,088        1,182
Net trading income                                                     2,408          1,187        4,794
Insurance premium income                                               2,535          2,329        2,390
Other operating income                                                   645            401          324
Total other income*                                                    6,790          5,005        8,690
Insurance claims                                                      (4,121)        (2,639)      (5,930)
Total other income, net of insurance claims*                           2,669          2,366        2,760
Volatility
-  Insurance                                                              39            (61)         143
-  Policyholder interests                                                (58)            90          269
Total other income, net of insurance claims                            2,650          2,395        3,172

*excluding volatility. For statutory reporting purposes, volatility totalling GBP(19) million in the first half of 2007 (2006H1: GBP29 million; 2006H2: GBP412 million) is included in total other income; comprising net trading income of GBP(42) million (2006H1: GBP7 million; 2006H2: GBP353 million) and other operating income of GBP23 million (2006H1: GBP22 million; 2006H2: GBP59 million).





6.       General insurance income
                                                                    Half-year to  Half-year to  Half-year to
                                                                         30 June       30 June   31 December
                                                                            2007          2006          2006
                                                                            GBPm          GBPm          GBPm
Premium income from underwriting
Creditor                                                                      84            92            88
Home                                                                         216           213           211
Health                                                                         5             7             6
Reinsurance premiums                                                         (11)          (10)           (7)
                                                                             294           302           298
Commissions from insurance broking
Creditor                                                                     219           163           214
Home                                                                          22            21            26
Health                                                                         7             6             7
Other                                                                         87           103            89
                                                                             335           293           336



                                 Page 37 of 50

7.       Operating expenses
                                                        Half-year to        Half-year to        Half-year to
                                                             30 June             30 June         31 December
                                                                2007                2006                2006
Administrative expenses:                                        GBPm                GBPm                GBPm
Staff:
  Salaries                                                     1,049               1,030               1,087
  National insurance                                              84                  80                  81
  Pensions
  -  Before pension schemes related credit                       125                 140                 153
  -  Pension schemes related credit                                -                   -                (128)
                                                                 125                 140                  25
  Other staff costs                                              160                 156                 142
                                                               1,418               1,406                1,335
Premises and equipment:
  Rent and rates                                                 154                 154                 156
  Hire of equipment                                                7                   7                   8
  Repairs and maintenance                                         79                  78                  87
  Other                                                           74                  70                  79
                                                                 314                 309                 330
Other expenses:
  Communications and external data processing                    247                 232                 267
  Advertising and promotion                                      104                  89                  95
  Professional fees                                              122                 100                 131
  Settlement of overdraft claims                                  36                   -                   -
  Other                                                          207                 171                 217
                                                                 716                 592                 710
Administrative expenses                                        2,448               2,307               2,375
Depreciation and amortisation                                    312                 303                 316
Total operating expenses                                       2,760               2,610               2,691
Cost:income ratio - statutory basis*                           49.4%               50.3%               45.5%
Cost:income ratio - excluding volatility and the               48.6%               50.6%               50.9%
settlement of overdraft claims*

*total operating expenses divided by total income, net of insurance claims. The ratio excluding volatility for the half-year to 31 December 2006 also excludes the GBP128 million pension schemes related credit.





8.       Number of employees (full-time equivalent)
                                                                  30 June             30 June          31 December
                                                                     2007                2006                 2006
UK Retail Banking                                                  30,528              31,609               30,204
Insurance and Investments                                           5,879               6,009                5,714
Wholesale and International Banking                                19,145              19,356               19,210
Other, largely IT and Operations                                   10,460              11,289               10,371
                                                                   66,012              68,263               65,499
Agency staff (full time equivalent))                               (3,681)             (3,096)              (2,869)
Total number of employees (full time equivalent)                   62,331              65,167               62,630



                                 Page 38 of 50



9.       Impairment losses on loans and advances
                                                                 Half-year to  Half-year to  Half-year to
                                                                      30 June       30 June   31 December
                                                                         2007          2006          2006
                                                                         GBPm          GBPm          GBPm
Impairment losses on loans and advances (see below)                       839           801           759
Other credit risk provisions                                               (2)           (1)           (4)
                                                                          837           800           755

Impairment losses on loans and advances
UK Retail Banking
  Personal loans/overdrafts                                               352           387           353
  Credit cards                                                            270           239           251
  Mortgages                                                                 5             6             2
                                                                          627           632           606

Wholesale and International Banking                                       212           160           153

Central group items                                                         -             9             -

Total charge                                                              839           801           759


Charge as % of average lending (annualised):
  Personal loans/overdrafts                                              5.60          6.18          5.52
  Credit cards                                                           8.14          6.78          7.20
  Mortgages                                                              0.01          0.01             -
UK Retail Banking                                                        1.15          1.23          1.13
Wholesale and International Banking                                      0.50          0.43          0.36
Total charge                                                             0.84          0.88          0.77





10.     Retirement benefit obligations



The recognised liability has reduced by GBP130 million, from GBP2,462 million at 31
December 2006 to GBP2,332 million at 30 June 2007, as contributions to the Group's defined benefit schemes exceeded the regular cost.



                                 Page 39 of 50



11.     Capital ratios
                                                                     30 June        30 June    31 December
                                                                        2007           2006           2006
Capital                                                                 GBPm           GBPm           GBPm


Core tier 1
Share capital and reserves                                            11,373         10,157         11,155

Regulatory post-retirement benefit adjustments                           977          1,294          1,041

Other items                                                               64             66             39

Perpetual non-cumulative preference shares

Preference share capital                                               1,588            538          1,610

Innovative tier 1

Innovative tier 1 capital instruments+                                 1,374          1,921          1,372

Less: restriction in amount eligible                                       -           (223)             -

Deductions from tier 1

Available-for-sale revaluation reserve and cash flow hedging             (28)           (54)           (12)
reserve
Goodwill                                                              (2,377)        (2,377)        (2,377)

Total tier 1 capital                                                  12,971         11,322         12,828



Tier 2

Undated loan capital                                                   4,364          4,480          4,390

Dated loan capital                                                     3,453          3,787          3,624

Innovative capital restricted from tier 1                                  -            223              -

Collectively assessed provisions                                       2,009          1,911          1,951

Available-for-sale revaluation reserve in respect of equities             11             29              -
Total tier 2 capital                                                   9,837         10,430          9,965

                                                                      22,808         21,752         22,793



Supervisory deductions

Life and pensions businesses                                          (5,165)        (5,441)        (5,368)

Other deductions                                                        (922)          (633)          (790)

Total supervisory deductions                                          (6,087)        (6,074)        (6,158)

Total capital                                                         16,721         15,678         16,635


Risk-weighted assets                                                   GBPbn          GBPbn          GBPbn
UK Retail Banking                                                       59.6           61.6           59.1
Insurance and Investments                                                3.1            3.2            3.1
Wholesale and International Banking                                     96.1           86.5           91.8
Central group items                                                      1.9            1.6            2.0
Total risk-weighted assets                                             160.7          152.9          156.0


Risk asset ratios

Total tier 1                                                            8.1%           7.4%           8.2%
Total tier 1, excluding innovative capital instruments+                 7.2%           6.3%           7.3%
Total capital                                                          10.4%          10.3%          10.7%

                                                                Half-year to   Half-year to   Half-year to
                                                                     30 June        30 June    31 December
                                                                        2007           2006           2006
Post-tax return on average risk-weighted assets                        1.98%          1.65%          2.11%
Post-tax return on average risk-weighted assets*                       1.93%          1.66%          1.78%


*excluding volatility and, in the second half of 2006, pension schemes related credit.

+a firm is permitted to include innovative tier 1 capital in its tier 1 capital resources for the purposes of GENPRU1.2 (adequacy of financial resources) but is required to exclude these amounts from tier 1 for the purposes of meeting the main BIPRU firm Pillar 1 rules. Accordingly, the Group has provided its tier 1 capital ratio both including and excluding these amounts.



                                 Page 40 of 50

12.     Balance sheet information
                                                                        30 June         30 June   31 December
                                                                           2007            2006          2006
                                                                           GBPm            GBPm          GBPm
Deposits - customer accounts
Sterling:
Non-interest bearing current accounts                                     3,610           3,651         3,739
Interest bearing current accounts                                        42,426          40,687        40,906
Savings and investment accounts                                          66,436          62,322        64,380
Other customer deposits                                                  19,059          16,808        19,134
Total sterling                                                          131,531         123,468       128,159
Currency                                                                 13,123          12,997        11,183
Total deposits - customer accounts                                      144,654         136,465       139,342


Loans and advances to customers

Agriculture, forestry and fishing                                         2,928           2,297         2,905
Energy and water supply                                                   2,258           1,905         2,024
Manufacturing                                                             8,023           7,421         7,513
Construction                                                              2,548           2,407         2,332
Transport, distribution and hotels                                       10,970          10,706        10,490
Postal and communications                                                   924             753           831
Property companies                                                       16,062          11,043        12,896
Financial, business and other services                                   26,082          21,741        22,999
Personal  : mortgages                                                   100,140          92,029        95,601
          : other                                                        22,473          22,980        23,025
Lease financing                                                           4,948           5,879         4,802
Hire purchase                                                             5,063           5,160         5,060
                                                                        202,419         184,321       190,478
Allowance for impairment losses on loans and                             (2,238)         (2,164)       (2,193)
advances
Total loans and advances to customers                                   200,181         182,157       188,285




Total loans and advances to customers in our international businesses totalled
GBP5,635 million (30 June 2006: GBP5,494 million; 31 December 2006: GBP5,589 million).

                                 Page 41 of 50



13.     Total assets by division


                                                                         30 June           30 June       31 December
                                                                            2007              2006              2006
                                                                            GBPm              GBPm              GBPm

UK Retail Banking                                                        112,705           105,726           108,381

Insurance and Investments                                                 88,183            82,636            86,074
Wholesale and International Banking                                      151,371           136,157           147,836
Central group items                                                          836             1,248             1,307
Total assets                                                             353,095           325,767           343,598





14.     Economic profit
                                                                   Half-year to      Half-year to        Half-year to
                                                                        30 June           30 June         31 December
                                                                           2007              2006                2006
                                                                           GBPm              GBPm                GBPm



Statutory basis

Average shareholders' equity                                             11,504            10,417              10,643



Profit attributable to equity shareholders                                1,540             1,214               1,589

Less: notional charge                                                      (513)             (465)               (483)

Economic profit                                                           1,027               749               1,106



Excluding volatility and, in the second half of 2006,  pension schemes related credit
Average shareholders' equity                                             11,305            10,390              10,578



Profit attributable to equity shareholders                                1,513             1,236               1,398

Less: notional charge                                                      (505)             (464)               (480)

Economic profit                                                           1,008               772                 918



Economic profit represents the difference between the earnings on the equity invested in a business and the cost of the equity. The notional charge has been calculated by multiplying average shareholders' equity by the cost of equity used by the Group of 9 per cent (2006: 9 per cent).


15.        Earnings per share
                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
Statutory basis                                                             2007              2006                2006


Basic
Profit attributable to equity shareholders                             GBP1,540m         GBP1,214m           GBP1,589m
Weighted average number of ordinary shares in issue                       5,634m            5,602m              5,630m
Earnings per share                                                         27.3p             21.7p               28.2p



Fully diluted

Profit attributable to equity shareholders                             GBP1,540m         GBP1,214m           GBP1,589m
Weighted average number of ordinary shares in issue                       5,685m            5,655m              5,679m
Earnings per share                                                         27.1p             21.5p               28.0p


Excluding volatility and, in the second half of 2006,  pension schemes related credit
Profit attributable to equity shareholders                             GBP1,513m         GBP1,236m           GBP1,398m
Weighted average number of ordinary shares in issue                       5,634m            5,602m              5,630m
Earnings per share                                                         26.9p             22.1p               24.8p




16.     Scottish Widows - realistic balance sheet information



Financial Services Authority (FSA) returns for large with-profits companies include realistic balance sheet information. The information included in FSA returns concentrates on the position of the With Profit Fund. However, under the Scottish Widows demutualisation structure, which was court approved, the fund is underpinned by certain assets outside the With Profit Fund and it is more appropriate to consider the long-term fund position as a whole to measure the realistic capital position of Scottish Widows. The estimated position at 30 June 2007 is shown below, together with the actual position at 31 December 2006.


30 June 2007 (estimated)                                                           With Profit       Long Term
                                                                                          Fund            Fund
                                                                                         GBPbn           GBPbn
Available assets, including support arrangement assets                                    18.8            21.9
Realistic value of liabilities                                                           (17.6)          (17.7)
Working capital for fund                                                                   1.2             4.2

Working capital ratio                                                                     6.2%           19.1%


31 December 2006                                                                   With Profit       Long Term

                                                                                          Fund            Fund
                                                                                         GBPbn           GBPbn
Available assets, including support arrangement assets                                    19.4            22.3
Realistic value of liabilities                                                           (18.3)          (18.3)
Working capital for fund                                                                   1.1             4.0

Working capital ratio                                                                     5.8%           17.9%



The Risk Capital Margin (RCM) is the capital buffer that the FSA requires to be held to cover prescribed adverse shocks. At 30 June 2007, the RCM was estimated to be GBP53 million for the With Profit Fund and GBP79 million for the Long Term Fund (covered 22 times and 53 times respectively by the working capital for the fund). At 31 December 2006, the RCM was GBP57 million for the With Profit Fund and GBP84 million for the Long Term Fund (covered 20 times and 47 times respectively).

17.     European Embedded Value reporting - results for half-year to 30 June
2007



This section provides further details of the Scottish Widows EEV financial information.



Composition of EEV balance sheet
                                                              30 June              30 June         31 December
                                                                 2007                 2006                2006
                                                                 GBPm                 GBPm                GBPm

Value of in-force business (certainty equivalent)               3,512                3,489               3,220
Value of financial options and guarantees                         (57)                (149)                (56)
Cost of capital                                                  (244)                (293)               (248)
Non-market risk                                                   (80)                 (72)                (75)
Total value of in-force business                                3,131                2,975               2,841
Shareholders' net assets                                        3,231                3,461               3,572
Total EEV of covered business                                   6,362                6,436               6,413



Reconciliation of opening EEV balance sheet to closing EEV balance sheet on covered business
                                                        Shareholders'   Value of in-force
                                                           net assets            business                Total
                                                                 GBPm                GBPm                 GBPm

As at 1 January 2006                                            3,445               2,941                6,386
Total profit after tax                                            222                  34                  256
Dividends                                                        (206)                  -                 (206)
As at 30 June 2006                                              3,461               2,975                6,436
Total profit (loss) after tax                                     651                (134)                 517
Dividends                                                        (540)                  -                 (540)
As at 31 December 2006                                          3,572               2,841                6,413
Total profit after tax                                            247                 290                  537
Dividends                                                        (588)                  -                 (588)
As at 30 June 2007                                              3,231               3,131                6,362



Analysis of shareholders' net assets on an EEV basis on covered business

                                                            Required                 Free        Shareholders'
                                                             capital              surplus           net assets
                                                                GBPm                 GBPm                 GBPm

As at 1 January 2006                                           2,393                1,052                3,445
Total profit after tax                                            56                  166                  222
Dividends                                                          -                 (206)                (206)
As at 30 June 2006                                             2,449                1,012                3,461
Total profit (loss) after tax                                   (242)                 893                  651
Dividends                                                          -                 (540)                (540)
As at 31 December 2006                                         2,207                1,365                3,572
Total profit (loss)  after tax                                   (12)                 259                  247
Dividends                                                          -                 (588)                (588)
As at 30 June 2007                                             2,195                1,036                3,231



17. European Embedded Value reporting - results for half-year to 30 June 2007 (continued)



Summary income statement on an EEV basis
                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2007              2006                2006
                                                                            GBPm              GBPm                GBPm

New business profit                                                          180               165                 181
Existing business profit
- Expected return                                                            174               206                 197
- Experience variances                                                        23                (5)                 74
- Assumption changes                                                          (3)              (20)               (113)
                                                                             194               181                 158
Expected return on shareholders' net assets                                  108                84                  83
Profit before tax, excluding volatility and other items*                     482               430                 422
Volatility                                                                    44               (78)                254
Other items*                                                                  38                14                  62
Total profit before tax                                                      564               366                 738
Attributed shareholder tax                                                  (169)             (110)               (221)
Impact of Corporation tax rate change                                        142                 -                   -
Total profit after tax                                                       537               256                 517



*other items represent amounts not considered attributable to the underlying performance of the business; primarily intra-Group transfers of OEICs together with, in the second half of 2006, the benefits of the FSA's Policy Statement 06/ 14.

17. European Embedded Value reporting - results for half-year to 30 June 2007 (continued)



Breakdown of income statement between life and pensions, and OEICs


Half-year to 30 June 2007                                      Life and pensions           OEICS         Total
                                                                           GBPm            GBPm          GBPm
New business profit                                                         141              39           180
Existing business
- Expected return                                                           150              24           174
- Experience variances                                                       11              12            23
- Assumption changes                                                        (40)             37            (3)
                                                                            121              73           194
Expected return on shareholders' net assets                                 104               4           108
Profit before tax*                                                          366             116           482

New business margin (PVNBP)                                                 3.6%            2.6%          3.4%
Post-tax return on embedded value*                                                                       10.7%


Half-year to 30 June 2006                                     Life and pensions           OEICS         Total
                                                                           GBPm            GBPm          GBPm
New business profit                                                         130              35          165
Existing business
- Expected return                                                           181              25           206
- Experience variances                                                      (22)             17            (5)
- Assumption changes                                                        (28)              8           (20)
                                                                            131              50           181
Expected return on shareholders' net assets                                  80               4            84
Profit before tax*                                                          341              89           430

New business margin (PVNBP)                                                3.8%            2.3%          3.3%
Post-tax return on embedded value*                                                                       9.5%


Half-year to 31 December 2006                                  Life and pensions           OEICS         Total

                                                                           GBPm            GBPm          GBPm
New business profit                                                         157              24           181
Existing business
- Expected return                                                           180              17           197
- Experience variances                                                       57              17            74
- Assumption changes                                                       (101)            (12)         (113)
                                                                            136              22           158
Expected return on shareholders' net assets                                  80               3            83
Profit before tax*                                                          373              49           422

New business margin (PVNBP)                                                4.4%            2.0%          3.8%
Post-tax return on embedded value*                                                                       9.1%

*excluding volatility and other items.



17. European Embedded Value reporting - results for half-year to 30 June 2007 (continued)



Economic assumptions

A bottom up approach is used to determine the economic assumptions for valuing the business in order to determine a market consistent valuation.



The risk-free rate assumed in valuing in-force business is 10 basis points over the 15 year gilt yield. In valuing financial options and guarantees the risk-free rate is derived from gilt yields plus 10 basis points, in line with Scottish Widows' FSA realistic balance sheet assumptions. The table below shows the range of resulting yields and other key assumptions.


                                                                         30 June           30 June         31 December
                                                                            2007              2006                2006
                                                                               %                 %                   %

Risk-free rate (value of in-force)                                          5.44              4.77                4.72
Risk-free rate (financial options and guarantees)                   4.39 to 6.29      4.11 to 4.94        3.91 to 5.41
Retail price inflation                                                      3.44              3.08                3.23
Expense inflation                                                           4.34              3.98                4.13




Non-market risk

An allowance for non-market risk is made through the choice of best estimate assumptions based upon experience, which generally will give the mean expected financial outcome for shareholders and hence no further allowance for non-market risk is required. However, in the case of operational risk and the With Profit Fund these are asymmetric in the range of potential outcomes for which an explicit allowance is made.



Non-economic assumptions

Future mortality, morbidity, lapse and paid-up rate assumptions are reviewed each year and are based on an analysis of past experience and on management's view of future experience. These assumptions are intended to represent a best estimate of future experience.



For OEIC business, the lapse assumption is based on experience which has been collected over a 20 month period. To recognise that this is a shorter period than that normally available for life and pensions business, and that this period has coincided with favourable investment conditions, management have used a best estimate of the long-term lapse assumption which is higher than indicated by this 20 month experience. In management's view, the approach and lapse assumption are both reasonable.

18.     Scottish Widows - weighted sales (Annual Premium Equivalent)


                                                                    Half-year to  Half-year to  Half-year to
                                                                         30 June       30 June   31 December
                                                                            2007          2006          2006
Weighted sales (regular + 1/10 single)                                      GBPm          GBPm          GBPm
Life and pensions:
Savings and investments                                                       50            73            55
Protection                                                                    60            24            25
Individual pensions                                                          143           139           131
Corporate and other pensions                                                 167           157           165
Retirement income                                                             51            41            57
Managed fund business                                                         34            18            17
Life and pensions                                                            505           452           450

OEICs                                                                        160           162           128
Life, pensions and OEICs                                                     665           614           578


Bancassurance                                                                239           210           193
Independent financial advisers                                               370           369           345
Direct                                                                        56            35            40
Life, pensions and OEICs                                                     665           614           578





19.     Taxation



Under IFRS the Group is required to include in income tax expense the tax attributable to UK life insurance policyholder earnings and its interests in Open-ended Investment Companies (OEICs).



The effective tax rate of the Group, excluding the gross policyholder and OEIC interests from profit before tax and the tax charge and, in 2007, excluding the GBP89 million credit arising from the UK corporation tax rate change from the tax charge, was 28.3 per cent (2006 first half: 27.7 per cent) compared to the standard UK corporation tax rate of 30 per cent. The effective tax rate including policyholder and OEIC interests and, in 2007, the GBP89 million credit arising from the UK corporation tax rate change was 21.7 per cent, compared to
30.5 per cent in the first half of 2006.



The 2007 Finance Act reduction in the corporation tax rate from 30 per cent to 28 per cent has resulted in a one-off impairment charge relating to a reduction in future rental income within the Group's leasing business of GBP28 million, as a result of the triggering of relevant tax variation clauses. In addition, the Group's deferred tax liabilities have been remeasured resulting in a credit to the Group's tax charge of GBP89 million. Both of these are one-off adjustments in the income statement in 2007 and give rise to a net increase in shareholders' equity of GBP70 million. The future impact of the reduction in capital allowances from 25 per cent to 20 per cent will not be material for the Group.

A reconciliation of the charge that would result from applying the standard UK corporation tax rate to profit before tax to the tax charge, including policyholder and OEIC interests and, in 2007, the GBP89 million credit arising from the UK corporation tax rate change, is given below:


                                                                    Half-year to      Half-year to        Half-year to
                                                                         30 June           30 June         31 December
                                                                            2007              2006                2006
                                                                            GBPm              GBPm                GBPm


Profit before tax                                                          1,993             1,779               2,469
Tax charge thereon at UK corporation tax rate of 30%                         598               534                 740
Factors affecting charge:
Disallowed and non-taxable items                                              (3)              (30)                 22
Overseas tax rate differences                                                 (5)               (8)                  6
Net tax effect of disposals and unrealised gains                             (36)              (11)                (67)
Policyholder and OEIC interests                                              (42)               49                  90
Corporation tax rate change                                                  (89)                -                   -
Other items                                                                   10                 9                   7
Tax charge                                                                   433               543                 798



20.     Dividend



An interim dividend for 2007 of 11.2p (2006: 10.7p), representing an increase of 5 per cent, will be paid on 3 October 2007. The total amount of this dividend is GBP632 million.



Shareholders who have already joined the dividend reinvestment plan will automatically receive shares instead of the cash dividend. Key dates for the payment of the dividend are:


Shares quoted ex-dividend                                                                                 8 August 2007
Record date                                                                                              10 August 2007
Final date for joining or leaving the dividend reinvestment plan                                       5 September 2007
Interim dividend paid                                                                                    3 October 2007



On 2 May 2007, a final dividend for 2006 of 23.5p per share was paid to shareholders. This dividend totalled GBP1,325 million.



21.     Other information



The financial information included in this news release does not constitute statutory accounts within the meaning of section 240 of the Companies Act 1985. Statutory accounts for the year ended 31 December 2006 were delivered to the Registrar of Companies following publication on 31 March 2007. The auditors' report on these accounts was unqualified and did not include a statement under sections 237(2) (accounting records or returns inadequate or accounts not agreeing with records and returns) or 237(3) (failure to obtain necessary information and explanations) of the Companies Act 1985.

                                 CONTACTS





                    For further information please contact:-





                                 Michael Oliver

                         Director of Investor Relations

                              Lloyds TSB Group plc

                                 020 7356 2167

                    Email: michael.oliver@ltsb-finance.co.uk





                                   Mary Walsh

                        Director of Corporate Relations

                              Lloyds TSB Group plc

                                 020 7356 2121

                       Email: mary.walsh@lloydstsb.co.uk





Copies of this news release may be obtained from Investor Relations, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. The full news release can also be found on the Group's website - www.lloydstsb.com.





A copy of the Group's corporate responsibility report may be obtained by writing to Corporate Responsibility, Lloyds TSB Group plc, 25 Gresham Street, London EC2V 7HN. This information together with the Group's code of business conduct is also available on the Group's website.





Registered office: Lloyds TSB Group plc, Henry Duncan House, 120 George Street, Edinburgh, EH2 4LH. Registered in Scotland no. 95000.

                                   Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                              LLOYDS TSB GROUP plc
                                  (Registrant)



                                    By:       M D Oliver

                                    Name:     M D Oliver

                                    Title:    Director of Investor Relations



Date:  31 July, 2007